05008659

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resorts World

*CURRENT ADDRESS

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3229 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/7/05

RESORTS WORLD BHD
(58019-U)

AR/S
12-31-04









CONTENTS



RESORTS WORLD

We are one of the world's leading leisure and hospitality corporations with strong financials and management expertise in developing and managing integrated entertainment resorts.

Our Mission

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to our shareholders.

4. Pursue personnel policies which recognise and reward performance and contributions of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.

Bringing You The Best in...



Dining Pleasures



Leisure Cruising



Meeting & Conventions



Spa & Relaxation



Theme Parks & Attractions



Gaming Experience


The new adventures of
Peter Pan
SAMMI
vs
SAMMI
鄭秀文04演唱會
13&14.8.2004 8:00pm

International Shows



Mega Venues

CORPORATE PROFILE



Resorts World - one of the world's leading leisure & hospitality corporations

Awana Hotels & Resorts



RESORTS WORLD BHD
A Member of the Genting Group

www.resortsworld.com
www.genting.com.my
www.maxims.com.my
www.awana.com.my
www.awanavacation.com.my
www.worldcard.com.my
mice.genting.com.my

Resorts World is one of the world's leading leisure and hospitality corporations with strong financials and management expertise in developing and managing integrated entertainment resorts.

Resorts World is a 57.7%-owned member company of the Genting Group. Genting Group is a collective name for Genting Berhad and its subsidiaries and associates. Genting Group is one of Asia's leading and best managed multinationals, renowned for its strong management leadership, financial prudence and sound investment discipline.

The jewel of its crown is Genting Highlands Resort, Asia's leading integrated leisure and entertainment resort with 6 hotels, 8,000 rooms and soon-to-be 10,000 rooms, offering over 170 food, beverage and retail outlets, 60 fun rides and endless entertainment - all in one location. At 2,000 metres (6,000 feet) above sea level, Genting Highlands Resort enjoys fresh cool climate all year round and splendid views of its natural surrounding highlands.

Resorts World also owns and operates the Awana hotel chain, comprising three beautifully designed hotels in Malaysia - Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

Its 36.1%-owned associate, Star Cruises Limited, is the world's third largest cruise line and the leading cruise line in Asia-Pacific, operating under internationally recognised brands of Star Cruises, Norwegian Cruise Line, NCL America and Orient Lines.



Maxims Club, Genting Highlands



Star Cruises

Genting - family leisure and entertainment at its best



Relax and enjoy



Shoppers' paradise at First World Plaza



Fresh cool mountain air

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Twenty-Fifth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 3.00 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2004 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM575,000 for the financial year ended 31 December 2004 (2003 : RM548,082). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Resolution 4)**
   (ii) Tan Sri Clifford Francis Herbert **(Resolution 5)**

5. To consider and, if thought fit, pass the following resolution pursuant to Section 129 of the Companies Act, 1965:

   "That Tan Sri Alwi Jantan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 6)**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 7)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

7. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965, to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 8)**

8. **Proposed renewal of the authority for the purchase of own shares**

   "THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad ("Bursa Malaysia") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 109,184,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 29 April 2005. Based on the audited financial statements for the financial year ended 31 December 2004, the Company's retained profits and share premium accounts were RM5,760.2 million and RM33.3 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 9)**

9. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2005

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 8, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 9, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back is set out in the Share Buy-Back Statement of the Company dated 31 May 2005 which is despatched together with the Company's 2004 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Pursuant To Paragraph 8.28 (2) Of The Listing Requirements Of Bursa Malaysia Securities Berhad

(1) The following are the Directors standing for re-election at the Twenty-Fifth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 3.00 p.m.:

(a) Pursuant to Article 99 of the Articles of Association of the Company

(i) Tan Sri Lim Kok Thay
(ii) Tan Sri Clifford Francis Herbert

(b) Pursuant to Section 129 of the Companies Act, 1965

(i) Tan Sri Alwi Jantan

(2) Number of Board Meetings held during the financial year ended 31 December 2004: **4**

(3) Attendance of Directors at Board Meetings held during the financial year ended 31 December 2004 are set out on page 33 of this Annual Report.

(4) Further details on the Directors standing for re-election at the Twenty-Fifth Annual General Meeting are set out on pages 10 to 11 of this Annual Report.

CORPORATE DIARY

2004

26 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2003.

20 April
Announcement of the following:

(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2003.

(b) Twenty-Fourth Annual General Meeting.

(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

25 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2004.

31 May
Notice to Shareholders of the Twenty-Fourth Annual General Meeting.

2 June
Announcement of the Joint Venture Agreement between Genting Irama Sdn Bhd, a wholly-owned subsidiary of the Company and INTI Higher Learning Centre Sdn Bhd for the purpose of operating a college to be named Kolej Antarabangsa Genting INTI, to offer tertiary and vocational education for the tourism, leisure and hospitality industry.

23 June
Twenty-Fourth Annual General Meeting.

25 August
Announcement of the following:

(a) Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2004.

(b) Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2004.

30 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2004.

2005

25 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2004.

13 April
Announcement of the following:

(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2004.

(b) Twenty-Fifth Annual General Meeting.

(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

6 May
Announcement of the disposal of 26,343,468 ordinary shares of 5p each in London Clubs International plc by Resorts World Limited ("RWL"), a wholly-owned subsidiary of the Company to Palomino Limited, a wholly-owned subsidiary of Genting International PLC ("GIPLC").

13 May
Announcement of the Proposed Disposal by RWL, of its entire equity interest in Geremi Limited to GIPLC for a consideration of USD4.6 million (approximately RM17.48 million).

27 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2005.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2003 Final - 9.5 sen less tax	26 February 2004	2 July 2004	26 July 2004
2004 Interim - 9.0 sen less tax	25 August 2004	4 October 2004	25 October 2004
2004 Proposed Final - 11.0 sen less tax	25 February 2005	6 July 2005	25 July 2005*

* *Upon approval of Shareholders at the Twenty-Fifth Annual General Meeting*

CORPORATE INFORMATION



Tan Sri Lim Goh Tong
Founder

BOARD OF DIRECTORS



Tan Sri Lim Kok Thay
Chairman
President
Chief Executive



Tun Mohammed Hanif bin Omar
Deputy Chairman



Tan Sri Alwi Jantan
Executive Director
EVP - Public Affairs & Human Resources



Mr Quah Chek Tin
Executive Director
Chief Operating Officer



Mr Justin Tan Wah Joo
Executive Director
EVP - Leisure & Hospitality



Dato' Siew Nim Chee
Independent Non-Executive Director



Tan Sri Wan Sidek Bin Hj Wan Abdul Rahman
Independent Non-Executive Director



Tan Sri Dr. Lin See Yan
Independent Non-Executive Director



Tan Sri Clifford Francis Herbert
Independent Non-Executive Director

CORPORATE INFORMATION

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Alwi Jantan
Executive Director &
Executive Vice President - Public Affairs & Human Resources

Mr Quah Chek Tin
Executive Director & Chief Operating Officer

Mr Justin Tan Wah Joo
Executive Director &
Executive Vice President - Leisure & Hospitality

Mr Lee Choong Yan
Executive Vice President - Resorts Operations

Mr Jeffrey Teoh Kak Siew
Senior Vice President - Casino Marketing

Mr Lim Eng Ming
Senior Vice President - Casino & Security Operations

Mr Wong Yun On
Senior Vice President - Hotel Operations

Mr Raymond Yap Yin Min
Senior Vice President - Theme Park & First World Plaza Operations

Dato' Anthony Yeo Keat Seong
Senior Vice President - Public Relations & Communications

Ms Koh Poy Yong
Senior Vice President - Finance

Mr Lee Thiam Kit
Senior Vice President - Resorts Operations

Mr Alan Teo Kwong Chia
Senior Vice President - Human Resources

Mr Paul Chan Meng Yeong
Senior Vice President - Sales & Marketing

AUDIT COMMITTEE

Dato' Siew Nim Chee
Chairman/Independent Non-Executive Director

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

Mr Justin Tan Wah Joo
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

Resorts World Bhd

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 58019-U

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2178-2288/2333-2288
Fax : (03) 2161-5304
E-mail : rwbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2178-2266/2333-2266
Fax : (03) 2161-5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(22 December 1989)

AUDITORS

PricewaterhouseCoopers (Chartered Accountants)

INTERNET HOMEPAGE

www.resortsworld.com
www.genting.com.my

DIRECTORS' PROFILE

Tan Sri Lim Kok Thay (Malaysian, aged 53), appointed on 17 October 1988, is the Chairman, President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the Chairman, President & Chief Executive of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Chairman of Genting International PLC. In addition, he sits on the Boards of other Malaysian and foreign companies. He joined the Genting Group in 1976 and has since served in various positions within the Group. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds 50,000 ordinary shares and has a share option to subscribe for 750,000 ordinary shares in the Company.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 66), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board. He is also the Deputy Chairman of Genting Berhad and the Chairman on the Board of public-listed General Corporation Berhad. He is a director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmFinance Berhad. He is the President of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 1,000 ordinary shares and has a share option to subscribe for 500,000 ordinary shares in the Company.

Mr Quah Chek Tin (Malaysian, aged 53), appointed on 15 January 2003, is an Executive Director & Chief Operating Officer. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales.

He is also an Executive Director of Genting Berhad and a Director of Asiatic Development Berhad. He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company.

Tan Sri Alwi Jantan (Malaysian, aged 70), appointed on 10 August 1990, is an Executive Director. A graduate of the University of Malaya with Bachelor of Arts (Honours) Degree, he had a distinguished career in the public service. Prior to joining the Company, he was the Director General of Public Service Malaysia. He also sits on the Boards of Guinness Anchor Berhad, Genting Golf Course Bhd, Awana Vacation Resorts Development Berhad, Genting Highlands Berhad, FAL Berhad and Hiap Teck Venture Bhd.

Tan Sri Alwi holds 5,000 ordinary shares in the Company and 60,000 ordinary shares in Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of the Company; and has a share option to subscribe for 500,000 ordinary shares in the Company.

Mr Justin Tan Wah Joo (Malaysian, aged 55), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Economics Degree (Honours) from University of Malaya. He went on to receive his professional qualifications and is currently a Fellow of the Australian Society of Certified Practising Accountants (FCPA) and an Associate Member of the Chartered Institute of Management Accountants, United Kingdom (ACMA). He is also the Managing Director of Genting International PLC. He has twenty-one years of working experience with the Genting Group. He has held and is currently holding directorship in various subsidiaries under the Genting Group and joint venture companies of the Genting Group.

Mr Justin Tan has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Siew Nim Chee (Malaysian, aged 79), appointed on 11 August 1994, is an Independent Non-Executive Director. He was appointed as Director of Asiatic Development Berhad on 12 June 1980. He holds a Bachelor of Arts Degree and a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He went on to obtain a Masters of Science Degree in Industrial Labour Relations from Cornell University in 1953. He was an adviser and consultant to Genting Berhad from 1977 to 1985 and continues to be active in the corporate sector. He also sits on the Boards of Ancom Berhad, Johan Holdings Berhad, UAC Berhad, Malaysia Smelting Corporation Berhad and Malaysian Oxygen Berhad.

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Malaysian, aged 69), appointed on 28 August 1997, is an Independent Non-Executive Director. Tan Sri Wan Sidek holds a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He has vast experience in the civil service where he held several senior posts such as the Secretary General of the Ministry of Science, Technology & Environment (1981 - 1982), Secretary General of the Ministry of Information (1982 - 1986), Deputy Secretary General in the Prime Minister's Department (1986 - 1988) and Secretary General in the Ministry of Home Affairs Malaysia (1988 - 1990). Between 1990 to 1992, he served as the High Commissioner for Malaysia to the United Kingdom and Ambassador for Malaysia to the Republic of Ireland. He also sits on the Boards of Shangri-La Hotels (Malaysia) Berhad, Eng Teknologi Holdings Bhd, Olympia Industries Berhad and I - Power Berhad.

Tan Sri Dr. Lin See Yan (Malaysian, aged 65), appointed on 27 February 2002, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Experts Group on Finance for Sustainable Development at the UN Commission on Sustainable Development (New York); Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America. He is Chairman, Council of the Graduate School Alumni Association at Harvard University and Member, Visiting Committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. Tan Sri Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as independent Director of Genting Berhad, Ancom Berhad and Fraser & Neave Holdings Berhad, Jobstreet Corporation Berhad, Kris Components Berhad and Wah Seong Corporation Berhad.

Tan Sri Clifford Francis Herbert (Malaysian, aged 63), appointed on 27 June 2002, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from the University of Malaya and a Masters of Public Administration from the University of Pittsburgh, United States of America. He retired from the civil service in 1997 and at present sits on the Boards of Percetakan Nasional Malaysia Berhad (PNMB), AMMB Holdings Berhad, AmMerchant Bank Berhad, AmBank Berhad and AmInvestment Group Berhad.

Tan Sri Clifford joined the civil service in 1964, serving as an Assistant Secretary in the Public Services Department from 1964 to 1968 and as Assistant Secretary in the Development Administration Unit, Prime Minister's Department from 1968 to 1975. Tan Sri Clifford served in the Ministry of Finance from 1975 to 1997, rising to the post of Secretary General to the Treasury.

During Tan Sri Clifford's tenure in the civil service, he sat on the Boards of the Pepper Marketing Agency, Tourist Development Corporation, Advisory Council of the Social Security Organisation (SOCSO), Aerospace Industries Malaysia Sdn Bhd, Malaysian Highway Authority, Malaysian Rubber Development Corporation (MARDEC), Port Kelang Authority, Kelang Container Terminal Berhad, Bank Industri Malaysia Berhad, Malaysia Export Credit Insurance Ltd., National Trust Fund (KWAN), Kumpulan Khazanah Nasional Bhd, Malaysia Airline System Berhad (MAS), Petroliam Nasional Berhad (PETRONAS), Bank Negara Malaysia and Multimedia Development Corporation Sdn Bhd. He also served as Chairman of the Inland Revenue Board in 1997.

Tan Sri Clifford was instrumental in establishing the Securities Commission of which he was a member from 1993 to 1994 and was also a Board member of the Institute of Strategic and International Studies (ISIS) from 1989 to 1997. As Secretary General to the Minister of Finance, he was also appointed as alternate Governor to the World Bank. Tan Sri Clifford was appointed as Director of KL International Airport Bhd (KLIAB) in 1993. On 16 July 2000 he was appointed as Executive Chairman of PNMB and is currently Chairman of PNMB with effect from 16 July 2002.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 33 of this Annual Report.



"We are committed to
grow from strength to strength
and achieve greater success."

2004 PERFORMANCE SUMMARY

On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of the Resorts World Group of Companies ("Group") for the financial year ended 31 December 2004.

The Malaysian economy achieved good growth momentum in 2004, registering a 7.1% GDP growth. The growth was largely driven by stronger external demand in the manufacturing and services sectors and higher private sector spending that improved the domestic demand. In tandem with the nation's stronger economic growth, the Group registered improved results with its revenue achieving a new record high of RM2.8 billion in 2004 (2003: RM2.7 billion). The Group's profit before tax grew by 10% to RM833.9 million in 2004 (2003: RM758.7 million).

FINANCIAL HIGHLIGHTS

Year ended 31 December	2004 RM million	2003 RM million	Change %
Operating revenue	2,838.9	2,708.4	4.8%
Profit before taxation	833.9	758.7	9.9%
Profit after taxation	753.0	509.4	47.8%
Net profit for the year	753.4	509.8	47.8%
Shareholders' equity	4,753.0	4,145.4	14.7%
Total assets employed	6,574.0	6,390.7	2.9%
Basic earnings per share (sen)*	69.0	46.7	47.8%
Diluted earnings per share (sen)*	69.0	46.7	47.8%
Net dividend per share (sen)	14.4	13.0	10.8%
Dividend cover (times)*	4.8	3.6	33.3%
Net tangible assets per share (RM)	4.35	3.80	14.5%
Return (after tax and minority interests) on average shareholders' equity (%)	16.9	12.9	31.0%

* *Computed based on profit after taxation and minority interests.*

The higher revenue in 2004 was mainly attributable to the better underlying performance in the leisure and hospitality segment, mainly due to higher visitor arrivals. The Group's profit in 2004 also reflected the improvement in the share of profit contribution from its associate, Star Cruises Limited ("Star Cruises"). The Group's profit could have been higher in 2004, if not for the write-offs of some fixed assets and assets impairment losses.

DIVIDENDS

As a policy, it is the intention of the Group to maintain a reasonable balance between dividend payouts and the setting aside of funds for financial prudence as well as for future business expansions.

An interim dividend of 9.0 sen per share less 28% tax, amounting to RM70.8 million was paid on 25 October 2004. In line with the improved performance of the Group, the Board has recommended to increase the final gross dividend to 11.0 sen per share from 9.5 sen per share in the previous financial year, less income tax of 28%.

The proposed final dividend amounts to RM86.5 million and will require the approval of shareholders at the forthcoming Twenty-Fifth Annual General Meeting. Total gross dividend per share for the year will increase to 20.0 sen from 18.0 sen in the previous year.

BUSINESS DEVELOPMENTS

The Group's leisure and hospitality business continues to be spearheaded by the award-winning Genting Highlands Resort ("Resort"). Popularly known as Genting - City of Entertainment, it is one of Asia's leading integrated resort that attracted a new record high of 17.4 million visitors in 2004.

PROFIT/(LOSS) BEFORE TAXATION


RM million
1500
1000
500
0
(500)
(1000)
2000
2001
2002
2003
2004
(646.6)
605.4
939.6
758.7
833.9

TOTAL ASSETS EMPLOYED


RM million
8,000
6,000
4,000
2,000
0
5,329.6
5,732.7
6,279.4
6,390.7
6,574.0
2000
2001
2002
2003
2004

BASIC EARNINGS/(LOSS) PER SHARE


Sen
100
75
50
25
0
(25)
(50)
(75)
(100)
2000
2001
2002
2003
2004
(80.2)
32.3
58.9
46.7
69.0

NET TANGIBLE ASSETS PER SHARE


RM
5
4
3
2
1
0
2.78
2.98
3.45
3.80
4.35
2000
2000
2002
2003
2004

Genting-City of Entertainment continues to offer mesmerizing shows and musical productions, providing fun and entertainment for the entire family. Multi-million dollar shows held throughout 2004 included the highly acclaimed West End musicals *Annie* and *Peter Pan* and in-house production show extravaganzas such as *Fantastica! - The New Age Circus* and *H20* - a unique lights, music and magical wonder with fascinating water fountain effects.

Genting Theme Park lives up to its reputation of providing endless and exciting "Fun at the Peak" with over 60 rides and attractions. The latest ride sensation, *Flying Coaster* is Asia's first hang-gliding roller coaster that gives thrill seekers an incredible zero gravity flying sensation.

Resources are constantly pumped in to continually develop the facilities at the Resort to effectively meet the changing demands of customers and to enhance our competitive position. I am pleased to note that our Resort has grown from a single hotel with 200 rooms to six hotels with 8,000 rooms and soon to reach 10,000 rooms once First World Hotel's Tower 2 is fully completed. The Group has invested about RM5 billion to develop the Resort to what it is now - one of Asia's leading integrated leisure entertainment resorts.

Among the major developments in 2004 was the successful completion of the first 1,000 rooms of First World Hotel's Tower 2. Another 2,000 rooms are targeted for completion by end 2005. Once fully completed, First World Hotel will offer a total of about 6,200 rooms, making it the largest hotel in the world.

At First World Plaza, the new *Star World* which was relocated and renovated with new gaming attractions, was officially launched on 26 November 2004. The *Safari Disco* at Genting Hotel, was reopened after three months of renovations and the *Cloud 9 Disco* was converted into *Cloud 9* fun pub in November 2004 to further attract the younger crowd.

New dining outlets were added to further enhance our wide range of food and dining experiences. Two new specialty dining restaurants at Genting Hotel were introduced, *Ming Ren - The Lamb Specialist Restaurant* and *The Olive*, which offers continental cuisine served in a classy ambience. *Hou Mei Noodle House* was introduced at First World Plaza.

For the fitness and spa enthusiast, the newly opened and elegantly-designed *M Spa* is equipped with the latest gym equipment and offers a variety of spa treatments, perfect for de-stressing and relaxation.

The Group's efforts to improve and upgrade the infrastructure at the Resort took a step further with the construction of the new 4.5 km bypass road between the hilltop and Chin Swee Caves Temple area. The construction of the bypass road is scheduled for completion by the third quarter of 2005 and will serve as an alternative route to the hilltop of the Resort. This route will ease traffic flow, which is expected to increase when Tower 2 of First World Hotel is completed.

WorldCard, the Group's customer loyalty programme continues to grow steadily by 37% to reach 1.3 million members in 2004. An agreement with Star Cruises in January 2004 enabled *WorldCard* to jointly develop and grow the *WorldCard* loyalty programme together. *WorldCard* members can enjoy cross-border values and recognition at over 330 merchants with close to 1,400 outlets in Malaysia, Singapore and Hong Kong.

The Awana chain of hotel resorts were progressively refurbished to improve on its resort-related facilities. Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal") in Terengganu was named the No. 1 Resort on the East Coast 2004, by the Hospitality magazine. The opening of the East Coast Expressway in August 2004 has improved accessibility and helped to further promote Awana Kijal as the choice holiday destination on the east coast of Malaysia.

The Group's 36.1%-owned Star Cruises, which is the world's third largest cruise line and the leading cruise operator in Asia Pacific, continues to maintain flexible fleet strategies to handle unexpected challenges and to provide the best cruise itineraries. Star Cruises' subsidiary, NCL Corporation Ltd ("NCL") is scheduled to take delivery of two new vessels, the *Pride of America* and the *Norwegian Jewel* in June and August 2005 respectively.

The *Pride of Hawaii*, the third newbuild to the NCL America fleet will be delivered in April 2006. The company has contracted another two newbuilds due for delivery in 2007.

In fulfilling our role as a caring and responsible corporation, the Group continues to support various charitable bodies, non-governmental organisations, sports associations and other worthy causes in the country.

Following the 26 December 2004 tsunami tragedy that affected several countries' coastal homes and towns including Malaysia, the Group donated over RM3.5 million in connection with the tsunami disaster, including RM1 million each to support the Malaysian Tsunami Disaster Fund, the Indonesian Tsunami Disaster Fund and the Force of Nature Foundation.

CORPORATE DEVELOPMENTS

One of the Group's strategies to further expand and grow is by forming strategic alliances. During the year, Star Cruises entered into a strategic alliance with Valuair, Singapore's first low-cost value airline. Both parties will coordinate operations and jointly market attractive fly/cruise packages to provide passengers with a seamless, yet flexible, travel experience at attractive prices.

The Group's education arm, Genting Centre of Excellence continues to play a key role in the training and development of our employees, by providing internal and external programmes. In June 2004, a collaborative partnership was established between Resorts World Bhd and INTI Universal Holdings Bhd to operate a college to be known as Kolej Antarabangsa Genting INTI, which is poised to offer tertiary and vocational courses to the tourism, leisure and hospitality industry.

On 6 May 2005, Resorts World sold its 11.9% equity investment stake in London Clubs International plc ("LCI") to its sister company, Genting International PLC ("Genting International") for £31.7 million. On 13 May 2005, Resorts World sold its 20% stake in E-Genting Holdings Sdn Bhd, the IT development arm of the Genting Group to Genting International. These transactions form a part of the Genting Group's strategy to rationalise its overseas leisure and gaming related businesses under Genting International and to strengthen the Group's position as a leading global leisure and hospitality corporation.

PROSPECTS

With the improved economic outlook and continuous enhancement of our resort facilities, I expect the Group to perform well in 2005. I would like to see the Group further widen its investment horizons, through the expansion of our core businesses into new growth areas, locally and overseas.

We are committed to grow from strength to strength and achieve greater success.

APPRECIATION

I wish to extend my appreciation to our distinguished fellow members of the Board, who have always been supportive and provided valuable insights to the Group throughout the year.

Dato' Siew Nim Chee has, on 18 May 2005, indicated his desire in not seeking to be re-appointed as a Director at the forthcoming AGM. On behalf of the Board, I wish to convey my heartfelt thanks to Dato' Siew for his dedicated service on the Board and its Committees during his tenure of about 11 years. We wish him the best in his future endeavours.

To our shareholders, customers, business associates and the various authorities, thank you for your continued support and confidence in the Group.

TAN SRI LIM KOK THAY
Chairman
20 May 2005

PENYATA PENGERUSI

"Kita bertekad untuk mengukuhkan kekuatan demi mencapai lebih kejayaan."

RINGKASAN PRESTASI 2004

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan yang telah Diaudit bagi Kumpulan Syarikat-Syarikat Resorts World ("Kumpulan") untuk tahun kewangan berakhir 31 Disember 2004.

Sorotan Kewangan

Tahun berakhir 31 Disember	2004 RM juta	2003 RM juta	Beza %
Perolehan operasi	2,838.9	2,708.4	4.8%
Untung sebelum cukai	833.9	758.7	9.9%
Untung selepas cukai	753.0	509.4	47.8%
Untung bersih bagi tahun semasa	753.4	509.8	47.8%
Ekuiti pemegang saham	4,753.0	4,145.4	14.7%
Jumlah aset diguna	6,574.0	6,390.7	2.9%
Perolehan asas sesaham (sen)*	69.0	46.7	47.8%
Perolehan bersih sesaham (sen)*	69.0	46.7	47.8%
Dividen bersih sesaham (sen)	14.4	13.0	10.8%
Liputan dividen (kali)*	4.8	3.6	33.3%
Aset ketara bersih sesaham (RM)	4.35	3.80	14.5%
Pulangan (selepas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham (%)	16.9	12.9	31.0%

* *Dikira berasaskan untung selepas cukai dan kepentingan minoriti.*

Ekonomi Malaysia telah mencapai kadar pertumbuhan yang baik dalam 2004, dengan mencatatkan pertumbuhan Keluaran Dalam Negara Kasar (KDNK) sebanyak 7.1%. Pertumbuhan ini telah dirangsangkan oleh permintaan luaran yang lebih kukuh dalam sektor-sektor pembuatan dan perkhidmatan serta peningkatan perbelanjaan sektor swasta telah meningkatkan permintaan domestik. Sejajar dengan pertumbuhan ekonomi negara yang lebih mantap, Kumpulan telah mencatatkan keputusan yang lebih baik, dengan perolehannya mencatatkan jumlah tertinggi yang baru iaitu sebanyak RM2.8 bilion dalam 2004 (2003: RM2.7 bilion). Keuntungan sebelum cukai Kumpulan tumbuh sebanyak 10% kepada RM833.9 juta dalam 2004 (2003: RM758.7 juta).

Peningkatan perolehan dalam 2004 adalah disebabkan oleh peningkatan prestasi asas dalam sektor Peranginan dan Keraian, hasil daripada ketibaan pelancong yang lebih tinggi. Keuntungan Kumpulan dalam 2004 turut menggambarkan peningkatan keuntungan yang disumbangkan oleh sekutunya, Star Cruises Limited ("Star Cruises"). Keuntungan Kumpulan sepatutnya lebih tinggi pada 2004, sekiranya tidak berlaku penghapusan beberapa aset tetap dan kerugian akibat pengurangan aset.

UNTUNG/(RUGI) SEBELUM CUKAI


RM juta
1500
1000
500
0
(500)
(1000)
(646.6)
605.4
939.6
758.7
833.9
2000
2001
2002
2003
2004

JUMLAH ASET DIGUNA


RM juta
8,000
6,000
4,000
2,000
0
5,329.6
5,732.7
6,279.4
6,390.7
6,574.0
2000
2001
2002
2003
2004

PEROLEHAN ASAS/(RUGI) SESAHAM


Sen
100
75
50
25
0
(25)
(50)
(75)
(100)
(80.2)
32.3
58.9
46.7
69.0
2000
2001
2002
2003
2004

ASET KETARA BERSIH SESAHAM


RM
5
4
3
2
1
0
2.78
2.98
3.45
3.80
4.35
2000
2000
2002
2003
2004

DIVIDEN

Sebagai polisi, adalah hasrat Kumpulan untuk mengekalkan keseimbangan yang munasabah di antara dividen yang dibayar dengan peruntukan dana untuk tabungan kewangan dan juga untuk mengembangkan perniagaan pada masa depan.

Dividen sementara sebanyak 9.0 sen sesaham tolak cukai 28%, berjumlah RM70.8 juta telah dibayar pada 25 Oktober 2004. Sejajar dengan peningkatan prestasi Kumpulan, Lembaga Pengarah telah mencadangkan untuk menaikkan dividen kasar akhir kepada 11.0 sesaham pada tahun kewangan sebelumnya, tolak cukai sebanyak 28%.

Dividen akhir yang dicadangkan itu berjumlah RM86.5 juta dan memerlukan kelulusan para pemegang saham pada Mesyuarat Agung Tahun Ke-25 yang akan diadakan kelak. Jumlah dividen kasar sesaham untuk tahun berkenaan akan meningkat kepada 20.0 sen daripada 18.0 sen dalam tahun sebelumnya.

PEMBANGUNAN PERNIAGAAN

Perniagaan Kumpulan dalam sektor Peranginan dan Keraian terus diterajui oleh Genting Highlands Resort ("Resort"). Terkenal sebagai Genting - Kota Raya Hiburan, ia merupakan salah satu resort integrasi terkemuka di rantau Asia yang telah menarik perhatian para pengunjung sebanyak 17.4 juta orang, jumlah tertinggi yang baru dalam 2004.

Genting-Kota Raya Hiburan sentiasa menawarkan persembahan-persembahan dan produksi musikal yang menyediakan keriangan dan hiburan untuk seisi keluarga. Persembahan-persembahan yang berjuta-juta ringgit kos diadakan sepanjang 2004 termasuk muzikal *West End Annie* and *Peter Pan* dan persembahan produksi sendiri yang ekstragavanza seperti *Fantastica! - The New Age Circus* dan *H20* - lampu unik, musik dan keajaiban magik dengan kesan pancutan air yang menakjubkan.

Genting Theme Park meriakan reputasinya untuk memberikan "Keriangan di Puncak" yang berterusan dan menakjubkan dengan lebih daripada 60 permainan-permainan dan tarikan-tarikan. Sensasi permainan terbaru, *Flying Coaster* adalah roller coaster gantung meluncur yang pertama di rantau Asia yang memberikan para penggemar keseronokan sensasi terbang sifar graviti yang sungguh hebat.

Sumber-sumber sentiasa disalurkan ke dalam Resort untuk terus membangunkan kemudahannya-kemudahannya sentiasa agar memenuhi permintaan para pelanggan dan mempertingkatkan lagi kedudukan kompetitif kami. Saya gembira untuk memaklumkan bahawa Resort kami telah berkembang daripada sebuah hotel yang mempunyai 200 bilik kepada enam buah hotel yang mempunyai 8,000 bilik dan akan mencecah 10,000 bilik apabila Menara 2 Hotel First World siap sepenuhnya tidak lama lagi. Kumpulan telah melaburkan kira-kira RM5 bilion untuk membangunkan Resort kepada kebanggaannya sekarang - salah satu resort Peranginan dan Keraian bersepadu yang terkemuka di Asia.

Antara pembangunan-pembangunan utama dalam 2004 ialah penyiapan 1,000 bilik pertama di Menara 2 First World Hotel. Sebanyak 2,000 bilik lagi dijangka siap pada akhir 2005. Apabila siap sepenuhnya, First World Hotel akan menawarkan sejumlah 6,200 bilik, menjadikannya hotel yang terbesar di dunia.

Di First World Plaza, *Star World* baru yang ditempatkan semula dan diubahsuaikan dengan tarikan permainan baru, telah dibuka secara rasmi pada 26 November 2004. *Safari Disco* di Genting Hotel, telah dibuka semula selepas tiga bulan diubahsuai dengan wajah yang lebih trendi dan *Cloud 9 Disco* telah diubah menjadi pub ria *Cloud 9* pada November 2004 yang lebih menarik untuk golongan muda.

Premis-premis makan baru telah ditambahkan untuk menawarkan lebih berbagai jenis makanan dan pengalaman makan. Dua restoran baru di Genting Hotel telah diperkenalkan, *Ming Ren - The Lamb Specialist Restaurant* dan *The Olive*, yang menawarkan masakan Eropah yang disajikan dalam suasana yang berkelas. *Hou Mei Noodle House* telah diperkenalkan di First World Plaza.

Untuk penggemar kecergasan dan spa, *M Spa* yang elegan reka bentuknya dan baru dibuka, dilengkapi dengan peralatan gim terkini dan menawarkan pelbagai rawatan spa, sesuai untuk melegakan tekanan jiwa dan merehatkan tubuh.

Usaha Kumpulan untuk mempertingkatkan dan menaikkan taraf infrastruktur Resort maju selangkah lagi dengan pembinaan jalan pintas baru sejauh 4.5 kilometer di antara puncak bukit dan kawasan Chin Swee Caves Temple. Pembinaan jalan pintas ini dijadual siap pada suku ketiga 2005 dan akan berfungsi sebagai laluan alternatif ke puncak bukit Resort. Laluan berkenaan akan memudahkan aliran trafik, yang dijangka bertambah apabila Menara 2 First World Hotel siap.

WorldCard, program kesetiaan pelanggan Kumpulan terus semakin berkembang pada kadar kukuh sebanyak 37% untuk mencecah 1.3 juta ahli dalam 2004. Perjanjian dengan Star Cruises pada Januari 2004 membolehkan *WorldCard* secara bersama menghasil dan mengembangkan program kesetiaan *WorldCard*. Ahli-ahli *WorldCard* boleh menikmati nilai dan pengiktirafan merentasi sempadan di lebih daripada 330 syarikat dagang yang memiliki hampir 1,400 premis niaga di Malaysia, Singapura dan Hong Kong.

Rangkaian resort hotel Awana telah diubahsuaikan secara berperingkat untuk mempertingkatkan lagi kemudahan-kemudahan resortnya. Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal") di Terengganu diiktirafkan sebagai Resort

No. 1 di Pantai Timur 2004 oleh majalah Hospitality. Pembukaan Lebuhraya Pantai Timur pada Ogos 2004 telah memudahkan perhubungan jalan raya dan bantu mempromosikan lagi Awana Kijal sebagai pilihan destinasi percutian di pantai timur Malaysia.

Star Cruises, dengan 36.1%-milik kepentingan Kumpulan, merupakan rangkaian kapal persiaran ketiga yang terbesar di dunia dan pengendali kapal persiaran yang terkemuka di rantau Asia Pasifik, terus mengekalkan strategi-strategi perkapalan yang fleksibel untuk mengendalikan cabaran-cabaran di luar dugaan dan untuk menawarkan jadual perjalanan, pelayaran persiaran yang terbaik. Subsidiari Star Cruises, NCL Corporation Ltd ("NCL") dijadual untuk menerima penghantaran dua kapal baru, *Pride of Amerika* dan *Norwegian Jewel* masing-masing di dalam Jun dan Ogos 2005.

Pride of Hawaii, kapal baru ketiga bagi rangkaian kapal NCL Amerika akan dihantar pada April 2006. Syarikat telah memeterai kontrak untuk dua buah lagi kapal baru, dijadual untuk menerima penghantaran dalam 2007.

Dalam memenuhi peranan kami sebagai syarikat prihatin dan bertanggungjawab, Kumpulan terus memberikan sokongan kepada pelbagai badan kebajikan, pertubuhan bukan kerajaan, persatuan sukan dan usaha bermanfaat yang lain di negara ini.

Berikutan tragedi tsunami pada 26 Disember 2004 yang telah menjejas dan meranapkan rumah dan pekan di persisiran pantai di beberapa negara termasuk Malaysia, Kumpulan telah menyumbang melebihi RM3.5 juta berkaitan dengan bencana tsunami termasuk, RM1 juta masing-masing untuk menyokong Tabung Bencana Tsunami Malaysia, Tabung Bencana Tsunami Indonesia dan Force of Nature Foundation.

PEMBANGUNAN KORPORAT

Salah satu strategi-strategi Kumpulan untuk terus berkembang dan maju adalah dengan membentuk usaha sama-usaha sama strategik. Pada tahun 2004, Star Cruises bersekutu strategik dengan Valuair, pengangkutan udara dengan nilai kos rendah yang pertama di Singapura. Bekerjasama secara sinergi dalam usaha pemasaran dan operasi, kedua-dua pihak akan berkoordinasi operasi dan memasarkan secara bersama pakej-pakej penerbangan/pelayaran persiaran untuk memberikan para pelanggan pengalaman pelancongan yang lancar dan fleksibel pada harga-harga yang menarik.

Pengendali sektor pendidikan Kumpulan, Genting Centre of Excellence terus memainkan peranan penting dalam melatih dan membangunkan para pekerja kami, dengan menyediakan program-program dalaman dan luaran. Dalam Jun 2004, usaha sama telah dijalinkan di antara Resort World Bhd dan INTI Universal Holdings Bhd untuk mengendalikan sebuah kolej yang dikenali sebagai Kolej Antarabangsa Genting INTI, yang bersedia untuk menawarkan kursus peringkat tinggi dan vokasional kepada industri pelancongan, peranginan dan keraian.

Pada 6 Mei 2005, Resorts World telah menjualkan 11.9% kepentingan ekuiti pelaburannya di dalam Londons Clubs International plc ("LCI") kepada syarikat beradiknya, Genting International untuk £31.7 juta. Pada 13 Mei 2005, Resorts World telah menjualkan 20% kepentingannya di dalam E-Genting Holdings Sdn Bhd, iaitu bahagian kemajuan teknologi Kumpulan Genting kepada Genting International.

Urusniaga-urusniaga tersebut adalah sebahagian daripada strategi Kumpulan Genting untuk merasionalkan operasi-operasi berkaitan keraian dan permainan perjudian di luar negeri di bawah naungan Genting International dan untuk memperkukuhkan kedudukan Kumpulan sebagai organisasi peranginan dan keraian yang unggul di sejagat dunia.

PROSPEK

Dengan pertumbuhan ekonomi yang semakin baik dan pembangunan berterusan untuk kemudahan-kemudahan resort kami, saya menjangka Kumpulan dapat mencatatkan prestasi yang baik dalam 2005. Saya harap Kumpulan dapat meluaskan lagi pelaburannya, melalui langkah memperkembangkan perniagaan teras kami ke pertumbuhan-pertumbuhan baru, di dalam dan di luar negara.

Kita bertekad untuk mengukuhkan kekuatan demi mencapai lebih kejayaan.

PENGHARGAAN

Saya ingin menyampaikan penghargaan kepada rakan-rakan ahli Lembaga Pengarah kami yang terunggul sekalian, yang telah sentiasa menyokong and menyumbangkan buah fikiran yang tinggi nilainya kepada Kumpulan sepanjang tahun berkenaan.

Pada 18 Mei 2005, Dato' Siew Nim Chee telah menyuarakan hasratnya untuk tidak dilantik semula sebagai Pengarah pada MAT yang akan datang. Bagi pihak Lembaga, kami ingin mengucapkan terima kasih yang tulus ikhlas kepada Dato' Siew ke atas khidmat beliau yang berdedikasi semasa memegang jawatan dalam Lembaga and Jawatankuasa-jawatankuasanya selama kira-kira 11 tahun. Kami mengucapkan selamat bersara kepada beliau.

Kepada para pemegang saham, pelanggan, sekutu niaga dan pelbagai pihak berkuasa, terima kasih ke atas sokongan dan keyakinan berterusan terhadap Kumpulan.

TAN SRI LIM KOK THAY
Pengerusi
20 Mei 2005

"我們的任務是使本集團能持續不斷地增長，以取得更大的成就。"

2004年業績概要

我謹代表董事部欣然呈獻截至2004年12月31日止的名勝世界集團（本集團）常年報告及已審核的財政報告。

馬來西亞經濟在2004年取得良好的增長勢頭，創下7.1%的國內生產總值增長，這是2000年以來最快速的國內生產總值增長。此項增長主要是由製造及服務業的強勁外在需求，以及使國內需求獲得提升的較高私人界消費所推動。配合我國更強勁的經濟增長，本集團在2004年取得了更好的業績，其營業額創下廿八億令吉的新高記錄 (2003年：廿七億令吉)。本集團在2004年的稅前盈利增加10%至八億三千三百九十萬令吉(2003年：七億五千八百七十萬令吉)。

2004年的較高營業額，主要歸諸于休閒及酒店業，因訪客人次的增加而取得的較佳業績。本集團2004年的盈利也反映其聯號公司麗星郵輪有限公司 (麗星郵輪) 的盈利貢獻獲得改善。若不是註銷一些固定資產和資產損壞的虧損，本集團2004年的盈利將會更高。

財政重點

截至12月31日年度	2004年 百萬令吉	2003年 百萬令吉	相差 %
營運收入	2,838.9	2,708.4	4.8%
稅前盈利	833.9	758.7	9.9%
稅後盈利	753.0	509.4	47.8%
年度淨盈利	753.4	509.8	47.8%
股東股權	4,753.0	4,145.4	14.7%
全部動用資產	6,574.0	6,390.7	2.9%
每股基本收益 (仙)*	69.0	46.7	47.8%
每股沖淡收益 (仙)*	69.0	46.7	47.8%
每股淨股息 (仙)	14.4	13.0	10.8%
股息捕足率 (倍)*	4.8	3.6	33.3%
每股淨有形資產 (令吉)	4.35	3.80	14.5%
平均股東股權 (在扣稅及少數股東利益後) 的回酬 (%)	16.9	12.9	31.0%

** 根劇扣稅及少數股東利益的盈利計算。*

股息

本集團的政策是要在股息的分發與理財謹慎及未來生意擴展的撥款之間維持合理的平衡。每股享有9.0仙，但須扣28%稅而高達七千零八十萬令吉的中期股息，已于2004年10月25日付出。配合本集團獲得改善的業績，董事部建議，本年度的終期股息自上一年每股享有的9.5仙，增至每股11.0仙，但須扣28%所得稅。

建議中的終期股息高達八千六百五十萬令吉，它須獲得行將來臨的第25屆股東大會的批准。本年分發的每股股息總額，從上一年的18.0仙增至20.0仙。

業務發展

本集團的休閒及酒店業務繼續由雲頂高原勝地 (名勝) 推動。眾所週知的雲頂娛樂城是亞洲首屈一指的綜合名勝地。它在2004年吸引了一千七百四十萬新高記錄的訪客人次。

稅前盈利



百萬 令吉
1500
1000
500
0
(500)
(1000)
(646.6)
605.4
939.6
758.7
833.9
2000
2001
2002
2003
2004

全部動用資產



百萬 令吉
8,000
6,000
4,000
2,000
0
5,329.6
5,732.7
6,279.4
6,390.7
6,574.0
2000
2001
2002
2003
2004

每股基本收益/(虧損)



仙
100
75
50
25
0
(25)
(50)
(75)
(100)
(80.2)
32.3
58.9
46.7
69.0
2001
2002
2003
2004

每股淨有形資產



令吉
5
4
3
2
1
0
2.78
2.98
3.45
3.80
4.35
2000
2000
2002
2003
2004

雲頂娛樂城繼續呈獻令人如痴如醉的表演和音樂劇，為一家大小提供歡樂及娛興。在2004年舉辦的耗資千萬元的表演，當中包括受高度讚揚的倫敦西區音樂劇 Annie 及 Peter Pan，以及由本身內部推出的表演盛會如 Fantastica! —— 一種新時代的馬戲團；以及提供令人嚮往的帶有噴泉效應的獨特燈光、音樂及魔術奇觀的 H20 。

一如其名，雲頂主題公園設有超過五十項的坐遊設備及景點，為訪客提供無窮盡和刺激的'至高無上娛樂'。新近推出的轟動坐遊設備 Flying Coaster，是亞洲首推的懸掛式滑行波浪車，為好刺激者提供不可思議的無重心飛行享受。

我們不斷地為勝地注入資源，發展其設備，以有效地應付客戶千變萬化的需求，並提升我們的競爭地位。我很欣慰的是，我們的勝地已從區區一家擁有二百間客房的酒店，發展成擁有八千間客房的六家酒店。不久之後，當第一大酒店的塔樓2全部完竣後，它的客房將增至一萬間。本集團已投資大約五十億令吉將勝地發展成今天的規模 —— 它是亞洲首屈一指的綜合休閒娛樂勝地之一。

在2004年推行的重大發展，是成功建竣第一大酒店塔樓2的首一千間客房。另外2千間客房預訂在2005年杪之前完成。一旦全部建竣，第一大酒店將一共提供大約六千二百間客房，成為世上最大的酒店。

位于第一大廣場的全新星際世界 (Star World) 在遷移及裝修后設有新博彩景點，并已在2004年11月26日正式開張。位于雲頂酒店的 Safari 迪士高，經過三個月的裝修，以更具新潮外觀重新啟業，而其 Cloud 9 迪士高已在2004年11月間被改為 Cloud 9 休閑酒吧，以進一步吸引年青的一群。

我們也為許多餐飲場所增添新的餐飲店，以進一步提供更廣泛的食物和膳食享受。雲頂酒店已推出兩家新的餐廳，即拿手羊肉的名人餐廳，和在高格調氣氛下提供歐式菜餚的 The Olive 餐廳。第一大廣場也推出好味麵家。

對健身及溫泉浴的發燒友來說，新開張而具文雅設計的 M Spa，設有最新穎的健身設備，它提供各種不同的溫泉浴治療，是最佳的消除壓力及放鬆身心的去處。

隨著山頂與清水岩寺廟之間新4.5公里長繞道的興建，本集團在提升和改善本勝地的基礎設施所作的努力，已向前邁進一步。該繞道預訂在2005年第三季之前建竣，它將作為前往勝地山頂的另一條道路。該道路預料將舒緩第一大酒店塔樓2完成後增加的交通流量。

本集團客戶忠誠計劃下的環通卡，在2004年繼續穩健增長37%而達到擁有一百卅萬名會員。2004年一月與麗星郵輪簽署的協議，已使環通卡能共同發展其忠誠計劃。環通卡會員可在大馬、新加坡和香港超過三百卅名商家經營的近乎一千四百間行銷處，享有跨國界的價值並獲得認同。

阿娃那的連鎖度假酒店已逐步獲得修整，以提升其與勝地有關的設備。登嘉樓的阿娃那琪佳高爾夫海濱勝地(阿娃那琪佳)，被休閒酒店刊物選為2004年度東海岸第一名勝。2004年8月開始啟用的東海岸快速大道已縮短前往阿娃那琪佳的路程，並進一步助使促銷阿娃那琪佳成為大馬東海岸的頂尖渡假目的地。

本集團擁有36.1%股權，而且是世界第三大郵輪公司和亞太區首屈一指郵輪業者的麗星郵輪，繼續採納伸縮性的船隊策略來處理突發性的挑戰，以及提供最佳的航遊行程。麗星郵輪的子公司挪威郵輪公司 (NCL)，預訂會分別在2005年6月和8月獲得兩艘新郵輪的交貨，即美國之傲 (Pride of America) 和挪威寶石號 (Norwegian Jewel)。美國NCL船隊的第三艘新郵輪，夏威夷之傲 (Pride of Hawaii)，將於2006年4月交貨。此公司已簽署另兩艘新郵輪合約，預料將在2007年交貨。

為落實我們作為一家有愛心和負責任的企業公司，本集團繼續對我國各種不同的慈善團體、非政府機構、體育協會及其他公益事業給予支持。

2004年12月26日發生的海嘯慘劇使多個國家包括大馬的海岸地區家園和城市遭受影響，本集團已對此災難作出超過三百五十萬令吉的捐獻，即捐給大馬海嘯災難基金、印尼海嘯災難基金和大自然基金各一百萬令吉，以表支持。

企業發展

本集團欲進一步擴展和增長的其中一項策略，是建立策略性聯盟。在這一年，麗星郵輪與新加坡首家廉價航空公司 Valuair 簽署了一項策略性聯盟。雙方將協調運作，並共同推銷飛機/郵輪配套，以吸引人的票價為乘客提供一項無間斷，但又具伸縮性的旅行享受。

本集團的教育臂膀雲頂卓越中心，以提供內部及外在課程的方式，繼續為員工的培訓和發展扮演著一項重要的角色。2004年6月，名勝世界有限公司與英迪宇宙控股有限公司簽署一項合作伙伴計劃，以經營一家名為雲頂英迪國際學院的學院。這家學院將為旅遊、休閒及酒店業提供大學和職業性課程。

在2005年5月6日，名勝以三千一百七十萬英鎊出售其在倫敦俱樂部國際有限公司 ("LCI") 的11.9%股權予其姐妹公司，即雲頂國際。2005年5月13日，名勝世界有限公司出售其在雲頂集團的資訊科技發展臂膀，即 E-Genting 控股私人有限公司的 20% 股權。上述交易是雲頂集團的一項策略，以合理化雲頂國際在海外與休閒及博彩有關的業務，并攻固本集團作為全球性休閑及酒店業者的領導地位。

前景

由于經濟景況的改善以及本勝地設備的不斷提升，我預期本集團在2005年會作出良好的表現。我希望看到本集團能透過擴展核心業務至國內外的新成長領域，進一步擴大其投資視野。

我們的任務是使本集團能持續地增長，以取得更大的成就。

致謝

我要對尊貴的董事部同仁過去一年來對本集團的支持和提供的寶貴意見，致以謝意。

拿督蕭念慈于2005年5月18日表示在將來臨的常年股東大會，他無意尋求被重委任為公司董事。我謹代表董事部向拿督蕭念慈在這十一年來任職期間為董事部和各委員會所作的獻身服務，深表由衷的感激。我們祝他未來的事業萬事如意。

對我們的股東，客戶，商業同仁以及各有關當局所給予本集團的持續不斷的支持和信賴，我要說聲謝謝。

丹斯里林國泰
主席
2005年5月20日

REVIEW OF OPERATIONS



GENTING HIGHLANDS RESORT


A MUST-SEE!
FANTASTICA!


Flying Coaster - Asia's first flying roller coaster

GENTING - CITY OF ENTERTAINMENT
www.genting.com.my

Genting Highlands Resort ("Resort") is **Asia's leading integrated leisure and entertainment resort** with 6 hotels, 8,000 rooms (soon-to-be 10,000) over 170 food, beverage and retail outlets, 60 fun rides and entertainment attractions. All in one location. At 2,000 metres (6,000 feet) above sea level, the Resort enjoys year around fresh cool climate and splendid views of the natural surrounding highlands.

Popularly known as **Genting - City of Entertainment**, the Resort is sometimes referred to as the "city that never sleeps in Malaysia". The Resort attracted a **new record high of 17.4 million** visitors in 2004, of which 22% were hotel guests and the balance or 78% were day-trippers. Malaysians formed the bulk of Resort's day trippers and hotel guests while Singaporean hotel guests comprised about 4% of Resort's total visitors in 2004. The Resort's tourist arrivals from China, Middle East, India and neighbouring countries grew encouragingly while visits from the domestic market remained strong.

The Resort offers an impressive myriad of entertainment shows and attractions every year. The Resort's three mega entertainment venues with a combined capacity of close to 10,000-pax hosted 76 star-studded shows and international performances in 2004, including international artistes such as Sammi Cheng, A-Mei, Nicholas Tse, Richie Ren, Beyond, Sally Yeh, Jenny Tseng, David Gates, Lobo and many others.

During the year, a series of world-class magnificent performances including Dance of Desire, The Ten Tenors and West-End musicals such as Annie and Peter Pan were held at the 1,600-pax **Genting International Showroom**, providing wholesome family entertainment. Other splendid show extravaganzas were also held at the 2,000-pax **Pavilion**, such as "*Fantastica! - The New Age Circus*" and *H20*, a must-see lights and music extravaganza coupled with 10-metre high images on 12-metre high water fountains, the first of its kind in Malaysia.





MAKSIM
VIENNA BOYS' CHOIR
31 OCTOBER 2004



張惠妹
[魅力无限音乐PARTY]
PARTY LIVE



劉德華
Andy Lau World Tour 2004

Catch the Stars at Genting - City of Entertainment



LIFE. FULL ON
ELATION

The 6,000-pax **Arena of Stars** is the perfect venue for dazzling concerts, attention-grabbing "live" shows and adrenalin-pumping sporting events. It has played host to hundreds of international stars including Andy Lau, Jacky Cheung, Aaron Kwok, Michael Learns To Rock, Sir Cliff Richard. It has hosted glamorous pageants and awards such as ASTRO Miss Chinese International Pageant 2004 and Global Chinese Music Chart Awards Star Showcase. The Vienna Boys Choir from Austria also sang to a full house at the Arena Of Stars in 2004.

Renowned instrumental artistes who performed at the Arena Of Stars in 2004 included Richard Clayderman, Kitaro, Maksim and the 12 Girls Band from China. Sports-related events included the 6th Genting World Lion Dance Championship, ITF Taekwondo Championship 2004, Miss Malaysia Fitness Pageant as well as local award shows such as the Anugerah Bintang Popular Berita Harian and the inaugural Malaysian Idol finals.

The Resort added another feather to its cap of entertainment activities by hosting large-scale outdoor 'street' parties. Over 20,000 partygoers 'raved' the night away during the *Salem rev-Elation* party while an estimated 15,000 celebrated *IndepenDance* party at the parking lot of First World Hotel.



"A must-see for the whole family!"
Peter Pan



Annie

First World Hotel and the construction of Tower 2



FIRST WORLD HOTEL & PLAZA ("FIRST WORLD COMPLEX")

The Resort proudly owns and manages Malaysia's largest hotel and shopping-cum-entertainment complex, First World Hotel & Plaza.

During the year under review, the Resort continued with the development of the 3,000-room Tower 2 of First World Hotel. Having completed Tower 2's 9-level car park in 2003, the Division completed 1,000 rooms and 12 new state-of-the-art meeting rooms in November 2004. The remaining 2,000 rooms are scheduled for completion by end 2005. Once Tower 2 is complete, First World Hotel will be the world's largest hotel with 6,200 rooms.

At First World Plaza, the new *Star World* was relocated and renovated with new gaming attractions and was officially launched on 26 November 2004.

MAXIMS CLUB

STARWORLD FIRST WORLD PLAZA

HOTELS

The five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy rate of 84% and an average room rate of RM89 in 2004, as compared to 77% and RM78 respectively in 2003.

During the year, the Group continued to enhance its products and facilities to attract new and repeat visitors to the Resort. Two floors of Genting Hotel were converted into ***Maxims Club*** (www.maxims.com.my) originally known as Club Elite. This "hotel within a hotel" concept features two Villa Suites, 50 suites comprising 11 Executive Suites and 39 Club Suites, an upgraded Business Centre, a private VIP check-in lounge and an exclusive dining and entertainment facility. These contemporary designed private suites provide luxurious facilities and sophisticated in-room amenities as well as personalised butler services, catering exclusively to premium guests and corporate travellers.

Highlands Hotel has also upgraded two floors of Deluxe rooms to Premier rooms, bringing the total number of Premier floors to five.

Star World at First World Plaza



Maxims Club - relax and enjoy in style





Genting International Convention Centre - one of the largest and most popular convention centres in Malaysia

A new high end spa named ***M Spa***, located at Genting Hotel was completed at the end of 2004. This state-of-the-art spa has a relaxation zone with separate areas for men and women and offers various spa treatment facilities, jacuzzi and herbal dip pools, sauna and steam rooms. ***M Spa*** has a stylish well-equipped gym that offers a full range of fitness equipment for the fitness enthusiast.

As part of its continuous efforts to improve efficiency, the Group introduced a short message service ("SMS") ticketing system at Resort Hotel and First World Hotel in January 2004, whereby a guest can key-in his/her mobile phone number to obtain a ticket for room check-in, thus minimising the waiting time. For Malaysian guests, the Group has enabled the MyKad identity card scanner to be interfaced directly with the Global Hospitality Management System ("GhpMS") to expedite the check-in process. Such efforts have been well received by our guests.

During the year, a dedicated "Customer Feedback Centre" was established to handle customers' complaints and feedback for the whole Resort. In addition to the conventional feedback form, an online internet guest survey was introduced on 1 January 2004 to obtain hotel guests' feedback during their stay via e-mail. Such feedback will assist to further enhance the Group's hospitality services. All the hotels obtained continued certification for quality management systems in 2004.

CONVENTIONS

mice.genting.com.my

Genting International Convention Centre ("GICC") is one of the largest and most popular convention centres in Malaysia. A one-stop destination for Meetings, Incentives, Conventions and Exhibitions (MICE), GICC has more than 150,000 square feet of conference space, 18 meeting rooms which includes 12 new meeting rooms, a new business centre, a Grand Ballroom and 3 convention halls.

A total of 2,432 functions were held at the Resort in the year 2004. Among the major conventioneers who held their events at the Resort were Harvard Business School, NAMLIFA, Great Eastern, MAA, Elken, Network J&J, International Taekwon-do Federation Malaysia, Nasa Products Dealers, Fundamental Business Concepts, Federation of Xing Yang Association and Chung & Yam Association.

The Resort also successfully organised the "International Senior and Junior Tae Kwon-do Championship 2004" for 700 participants at Arena of Stars in July 2004, and hosted a dinner themed "1001 Arabian Nights" for Global Meet 2004. More than 200 delegates from 37 countries attended the event at GICC in September 2004.

Quality customer services


GENTING


Fresh cool mountain air


Wine and dine with style

FOOD & BEVERAGE ("F & B")

F&B remains one of the main attractions of the Resort. There are a total of 88 F&B outlets, of which the Group operates 43 and the remainder run by third party operators. These F&B outlets offer a wide range of gastronomic delights ranging from local to international cuisine.

In the second quarter of 2004, two new specialty restaurants were opened to cater to the varying appetites of customers. Strategically located at the lobby floor of Genting Hotel, ***The Olive*** restaurant offers Continental cuisine served in a contemporary and elegant ambience. The adjacent ***Olive Bar*** serves tapas, vintage wines and fine cigars.

Renowned for its supreme lamb specialties, ***Ming Ren*** restaurant opened its doors to patrons on 30 July 2004. Each lamb specialty dish is carefully crafted and represents a dynamic fusion of Cantonese culinary skills using Xinjiang's age-old seasonings.

The Group also embarked on a massive renovation and upgrading exercise, which included the expansion, remodelling and re-conceptualising of existing F&B outlets. The largest coffee house in First World Hotel, the Tropical Café with a 1,338 seating capacity, was relocated to Level 3 and renamed ***First World Café***. The expansion enabled the First World Café to increase its seating capacity to accommodate 2,400 people. The original First World Café, located at Lobby Level 1 at First World Hotel has been renamed ***Plaza Café***.

Our noodles specialty restaurants named ***Noodles House*** and ***Hou-Mei*** resumed business in October 2004 and December 2004 respectively, with a revamped "open kitchen" concept. Both outlets have extended their operating hours and added more varied cuisine menus to meet the demands and discerning tastes of their patrons.

In November 2004, the ***Safari Disco*** was reopened after undergoing three months of renovation while the Cloud 9 Disco was converted into ***Cloud 9*** fun pub.




Sportsbook


Cloud 9


Safari


FIRST WORLD PLAZA
Fun and thrills for all ages

SHOPPING PARADISE

First World Plaza is the coolest shopping plaza in Malaysia at 2,000 metres above sea level. It is one of Malaysia's most popular shopping and entertainment destinations, offering more than 150 retail shops, food and beverage outlets, 25 fun rides and entertainment attractions-all under one roof.

First World Plaza provides endless fun and enjoyment for all visitors. One can shop at the large number of stores carrying a variety of products and merchandise, dine at the many restaurants serving local and international cuisines or have a quick bite at the numerous fast food outlets. One can also participate and be enthralled by the broad array of fun filled activities or simply 'hang out' and 'go chic' at the trendy lifestyle cafes. All this and much more amidst the fresh, cool mountain air.

Genting Times Square at First World Plaza has become the venue for many exciting activities and mega celebrations for the young and trendy. The New Year's Eve Countdown Party has become the much-awaited annual event for revellers, offering all-night celebration and an endless dose of great music entertainment.

GENTING THEME PARK

Genting Theme Park continues to live up to its reputation of providing endless excitement and "Fun At The Peak" with over 50 rides and attractions at its indoor and outdoor theme parks. Its four big attractions, ***Spinner, Space Shot, Sky Venture*** and ***Snow World*** continue-to draw in millions of visitors.

Flying Coaster is the latest addition to the Genting Theme Park and it is Asia's first flying roller coaster. A RM20 million hang-gliding thrill sensation ride, the Flying Coaster simulates creative flight patterns that take flyers through a sloping, looping and twisting motions with unobstructed views of the highlands throughout the entire "flight" experience. The Flying Coaster's track is some 391 metres long and travels at an exhilarating maximum speed of 27.7 miles per hour.

Snow World at First World Plaza is the largest indoor snow house in Malaysia. It is one of the most sought after attractions at Genting Theme Park, attracting over 2,000 patrons daily. Snow World was further rejuvenated in September 2004 with more 'snow' effects, a new mid landing for the crest run and colourful lighting enhancements.

Continuous refurbishment of theme park facilities and landscape beautification works were carried out throughout 2004 to ensure that Genting Theme Park remains in tip-top condition and as one of the most popular theme park attractions in Malaysia.



Genting Times Square



Flying Coaster



Snow World





Genting Skyway

INFRASTRUCTURE & TRANSPORTATION

The Resort is less than an hours drive from Kuala Lumpur and is easily accessible by excellent road networks and highway infrastructure as well as by helicopter.

One of the Group's top priorities has always been convenient, safe and comfortable travel to and from the Resort. This has resulted in continuos efforts to upgrade the road infrastructure and enhance accesibility. The construction of the new 4.5 km two-lane bypass road between the hilltop and Chin Swee Caves Temple area continued in 2004. Once ready, this bypass will serve as an alternative route to the Resort's hilltop and ease traffic flow, which is expected to increase when Tower 2 of First World Complex is completed.

A new Express Bus Terminal was set up at Pasarakyat, Kuala Lumpur on 1 April 2004 as an alternative for bus commuters to the Resort. Strategically located off Jalan Imbi and Jalan Tun Razak, the station is a mere 10-minute walk from the city's central shopping district. Bus commuters to the Resort now have a wider option of boarding the Genting Express Bus Service at Puduraya, KL Sentral, Terminal Putra LRT, Gombak and Pasarakyat. To enhance the safety of passengers, all buses have been installed with a speed limiter device to control the maximum speed of the bus.

For the travel comfort of VIP visitors, the Group added two new Mercedes Benz S350 cars and a luxurious Toyota Alphard MPV to the premier limousine fleet. The Group's airport transportation facilities, namely Genting Hotel Reservation and Information counter at Level 3 of Kuala Lumpur International Airport, has also been expanded in 2004 to better serve travellers to the Resort.

AWANA HOTELS & RESORTS

www.awana.com.my

Awana HOTELS & RESORTS

The Awana brand which comprises three beautifully designed resort hotels, achieved an overall average occupancy rate of 61% in 2004, compared to 56% in the previous year.

Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Awana Genting is a perfect getaway to unwind and enjoy the fresh cool mountain air against scenic green surroundings. The five-star Awana Genting, offering 428 well-appointed rooms, sophisticated convention facilities that include a grand ballroom and 17 function rooms and an award winning 18-hole golf course, provides an ideal venue for meetings and functions in a refreshing, stress-free environment.

Located mid-hill of the Resort, Awana Genting offers a wide range of facilities for teambuilding exercises. The natural landscape is especially suitable for activities such as jungle trekking and obstacle courses, with steep cliffs and inclines providing ideal spots for abseiling and rock climbing. Longhouses and camping grounds are available for those looking for a little back-to-nature rustic living.

In 2004, Awana Genting achieved average occupancy of 63%, as compared to 56% in 2003.



Luxurious limousine services



Awana Genting



Awana Kijal Golf, Beach & Spa Resort, ("Awana Kijal")

Awana Kijal, is a popular five-star holiday resort and convention destination on the east coast of Peninsular Malaysia. Awana Kijal owns the longest private beachfront in Peninsular Malaysia with 7.6 km of pristine sandy beach and offers 343 rooms and suites with panoramic views of the South China Sea, as well as an 18-hole championship golf course. This charming holiday resort, located in the state of Terengganu, offers a comprehensive array of banquet, recreational and convention facilities, numerous water sports as well as a traditional Javanese-inspired spa called the Taman Sari Royal Heritage Spa Awana Kijal.

The opening of the East Coast Expressway on 1 August 2004 has further improved accessibility and promoted Awana Kijal as a choice tourist destination on the east coast of Peninsular Malaysia. The hotel's dining outlets such as Atrium Coffee Lounge, Little Canton and Windows Steak House underwent some upgrading works to enhance their respective ambience at the resort. Awana Kijal was awarded the ***No. 1 Resort on The East Coast*** by the Hospitality magazine in the August - October 2004 issue.

Awana Kijal achieved average occupancy of 61% in 2004, as compared to 55% in 2003.

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Awana Porto Malai remains a popular holiday resort destination on the legendary island of Langkawi, Kedah. The resort's strategic location beside the Langkawi Star Cruises' jetty enhances its status as a popular tourist attraction.

The Mediterranean-themed resort with a picturesque waterfront boardwalk has 208 guestrooms and extensive facilities including convention halls, three food and beverage outlets and a private marina. The resort's new swimming pool, with its mini water park, is a favourite attraction for families.

During the year, Awana Porto Malai was again selected to be the host venue for the maritime section of the Langkawi International Maritime and Aerospace Exhibition 2004. This renowned international event uses as its backdrop, the serene and secluded bay surrounding the resort, to display an armada of ships and yachts.

As a result of higher room inventory, Awana Porto Malai registered 13% increased in rooms sold and improved room yield in 2004, although occupancy rate declined to 55% in 2004, from 60% in 2003.

Awana Vacation Resorts
www.awanavacation.com

Awana Vacation Resorts Development Bhd ("AVRD") is the Group's Timeshare operator. Launched in August 1998 and growing steadily since then, AVRD has a total of 5,349 timeshare members as at 31 December 2004.

AVRD currently operates a total of 130 timeshare accommodation units that are utilised as follows:

Gold Ownership Plan	*Silver Ownership Plan*
• 34 Awana Kijal apartments • 66 Awana Genting condominiums • 20 Ria apartments	• 10 Ria apartments

The Gold Ownership Plan which provides accommodation for up to six persons is currently priced at RM22,800 while the 4-person accommodation for Silver Ownership Plan, is priced at RM13,800.

AVRD members are allowed to stay at the numerous hotels at Genting Highlands Resort and the Awana Hotels & Resorts at favourable rates, subject to booking conditions. Members also have access to over 3,800 affiliated resorts, affiliated with Resorts Condominium International (RCI) in over 80 countries. AVRD also has direct exchanges with resorts in Thailand, Australia, Bali in Indonesia and other countries without exchange fees requirement. In Malaysia, direct exchanges can be made for resorts in Penang, Kuala Lumpur and Cameron Highlands, subject to availability.

Currently AVRD has five sales outlets located at First World Hotel, Genting Hotel, Kuala Lumpur, Penang and Johor Bahru. In December 2004, a marketing agent was appointed in Kuching, Sarawak, marking AVRD's first foray into the lucrative East Malaysia market.



Awana Porto Malai, Langkawi


SuperStar Virgo sailing towards Singapore

STAR CRUISES LIMITED
www.starcruises.com
www.ncl.com
www.orientlines.com

Star Cruises Limited ("Star Cruises"), the Group's 36.1%-owned associate is **the world's third largest cruise line** and the leading cruise line in Asia-Pacific. Star Cruises operates a combined fleet of 22 ships in service and under construction with over 35,000 lower berths. It operates under internationally recognised brands of Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries and calls close to 200 destinations globally in the Asia-Pacific, North and South America, Hawaii, the Caribbean, Alaska, Europe, Mediterranean, Bermuda and Antarctica.

During the year, Star Cruises was awarded for the seventh time, the prestigious ***"Best Cruise Operator in Asia-Pacific"*** by TTG Asia. In December 2004, Star Cruises won the accolade for ***"Most Unique Product Award"*** at the India International Travel Mart 2004.

In August 2004, Star Cruises became the first company to receive a licence to operate a 100% foreign owned international travel agency in Shanghai. During the year under review, a Memorandum of Understanding was signed between Star Cruises and the Nanhu Vocational School in Shanghai to jointly introduce and organise the Genting-Star International Cruise Management Programme for youth. This programme aims to produce a talented pool of dedicated professionals to support the growing cruise industry and economy in China.

STAR CRUISES
The Leading Cruise Line In Asia-Pacific

NCL
NORWEGIAN CRUISE LINE

NCL America







Pride of Aloha cruising in Hawaii





During the year, Star Cruises entered into a strategic alliance with Valuair, Singapore's first low-cost value airline. This alliance will enable Star Cruises and Valuair to work closely to develop strategic marketing and operational synergies. Both will coordinate operations and jointly market attractive fly/cruise packages to provide passengers with a seamless, yet flexible, travel experience at attractive prices.

In July 2004, Star Cruises' subsidiary NCL Corporation Ltd ("NCL") introduced the re-flagged Pride of Aloha, the first US-flagged ship in almost half a century with US-based crew, under the NCL America brand for its Hawaiian itineraries. During the year, NCL acquired Polynesian Adventure Tours, a major tour bus company in Hawaii to develop the ground operations for its tour and transfer requirements.

As part of the fleet rejuvenation plans, Norwegian Spirit (formerly SuperStar Leo) joined the NCL fleet in May 2004.

All Star Cruises ships and its ports are in compliance with the International Ship and Port Facility Security Code, which came into mandatory effect in July 2004.

STAR CRUISES & ITS FLEET IN OPERATION

Star Cruises	**Norwegian Cruise Line**	**NCL America**
SuperStar Virgo	Norwegian Dawn	Pride of Aloha
SuperStar Gemini	Norwegian Star	Pride of America #
Star Pisces	Norwegian Sun	Pride of Hawaii ~
MegaStar Aries	Norwegian Spirit	
MegaStar Taurus	Norwegian Majesty	
SuperStar Express *	Norwegian Wind	
	Norwegian Dream	
	Norwegian Sea	
Cruise Ferries	Norwegian Crown	**Orient Lines**
Wasa Queen	Norwegian Jewel +	Marco Polo
	Soon-to-complete newbuild 1 **	
	Soon-to-complete newbuild 2 **	

* *Chartered out*
\# *Expected delivery in June 2005*
\+ *Expected delivery in August 2005*
~ *Expected delivery in 2006*
** *Expected delivery in 2007*

E-COMMERCE & IT DEVELOPMENT



WorldCard

MALAYSIA • SINGAPORE • HONG KONG

eGENTING
www.genting.com.my

The Group continues to work closely with eGENTING, the e-commerce and IT division of Genting Berhad to enhance the Group's overall operations through the advancement of information technology and e-commerce.

The Group's IT achievements include developing www.genting.com.my - Malaysia's biggest online hospitality website, WorldReservations Centre ("WRC") - one of the most sophisticated call centre operations in the region, the Global Hospitality Management System ("GhpMS") - a window based multi-purpose hotel management system, Dynamic Reporting System - the state-of-the-art integrated gaming management system including coinless and loyalty features and *WorldCard* - the regional loyalty programme. These efforts provide an integrated, global reservation system where customers can access and purchase rooms, show tickets, limousines and F&B products and services at any time throughout the year.

www.genting.com.my which is developed and managed by eGENTING, has grown to become one of the key sales and service channels for the Group and *WorldCard* members. It is Malaysia's top revenue-grossing hospitality website with online sales increasing by 63% to RM13 million in 2004. During the year, the website continued to innovate and provide convenience to customers by expanding the online booking of rooms and show/concert tickets to online purchasing of Genting Theme Park passes, Snow World and Skyway tickets.

The online room booking system was enhanced with the successful implementation of GhpMS at all of the hotels owned by the Group, which totalled about 8,000 rooms in 2004. The Microsoft-certified GhpMS, has effectively helped to streamline internal processes and reduce cost.

On 10 December 2004, eGENTING via Genting Information Knowledge Enterprise Sdn Bhd, the developer and manager of the Online Transaction Engine of www.genting.com.my won the prestigious Premier Information Technology Award 2004 for the Private Sector category which recognises companies that have been very successful in applying IT to run their operations effectively.

During the year, the innovative Coinless Gaming System was developed and implemented to allow customers to use their membership cards on game machines without using coins. The Total Integrated Ticketing System ("TTS"), a new theme park ticketing system was implemented to enhance sales efficiency through cross selling and online Web purchases of theme park products.

WRC introduced an advanced telecommunication system to handle higher volume of incoming calls from different segments. Overseas calls are routed via the Voice-Over-Internet-Protocol infrastructure and served seamlessly by WRC. In 2004, WRC handled close to 1.3 million calls.

The Siebel CRM system was implemented to provide the platform for a centralised customer and product database. The system enables frontline staff to provide better and more personalised customer service as well as to cross-sell products, with real-time access to the customers' and transactions' database.

WorldCard membership rose by 37% to 1.3 million members in 2004. Its dedicated web site, www.worldcard.com.my was enhanced with self-service features and was extended to business partners to enable their transactions to be conducted online. *WorldCard* successfully introduced its first proprietary loyalty system with prepaid functionalities to one of its merchants, The Coffee Bean and Tea Leaf in Singapore.

Several co-branded cards were launched with *WorldCard* program partners such as HSL Digitech, Asiatic Lifestyle, Star Cruises and Genting Theme Park. WorldCard members are now able to collect and redeem loyalty points across borders over 330 merchants with close to 1,400 outlets in Malaysia, Singapore and Hong Kong.

The Group's SAP shared services centre continued its drive for standardisation to improve operational efficiency. SAP usage has also been enhanced for mobile users with wireless handheld devices.

eGENTING ServiceDesk, a central IT support desk for the Group, was implemented and officially launched on 31 July 2004. An advanced systems and network management tool using IBM Tivoli Enterprise Management System was also implemented to proactively manage IT resources in order to maintain a high level of service availability to users.

GENTING
OneHub

HUMAN RESOURCES

As a leading player in the service-oriented leisure and hospitality industry, the development of human resources within the Group is vital to ensure continuous improvements in service excellence, business continuity and further growth. The Group's human resources emphasis is to attract and retain dynamic, quality conscious and productive employees to ensure that the Group continues to grow from strength to strength as a world-class leader in the leisure and hospitality industry. As at 31 December 2004, the Group has a total workforce of about 10,800.

During the year, the Group continued to attract the finest talents and skills available in the market by proactive recruitment drives, which included participating in career fairs such as Malaysia's Largest Career Fair in April 2004, online recruitments and assessment centres.

Genting Centre of Excellence ("GCE") continues to play an essential role in employees' training and development by providing internal and external programmes. In June 2004, a collaborative partnership was established between the Group and INTI Universal Holdings Bhd, a leading education group in Malaysia, to form a joint venture company to offer programmes in tourism, leisure and hospitality management.

On 12 April 2004, the Group signed the 8th Collective Agreement with its employees' union. The 16th Resorts World Bhd Senior Managers' conference was held in Chiangmai, Thailand with the theme "Strategic Readiness in Facing Competition" aimed at identifying strategic solutions to face increasing regional competition. The 11th Resorts World Bhd HR Conference was held at Awana Porto Malai, Langkawi to discuss implementation of best practices in the area of human resources. In addition, more than 200 employees with their spouses and children participated in the 2004 Family Day held at the Resort.

The Group is committed to the professional and knowledge development of employees. The Finance Department is accredited by the various professional accountancy bodies


GENTING
CITY OF ENTERTAINMENT
INTI
COLLEGE
SIGNING CEREMONY
BETWEEN
RESORTS WORLD BHD & INTI UNIVERSAL HOLDINGS BHD
OF

The signing ceremony between Resorts World Bhd and INTI Universal Holdings Bhd

such as the Authorised Training Organisation for The Institute of Chartered Accountants in England & Wales (ICAEW), Gold Approved Employer for Association of Chartered Certified Accountants (ACCA) and Certified Training Partner for Chartered Institute of Management Accountants (CIMA) to provide on-the-job training to the employees to become qualified accountants.

COMMUNITY SERVICES

As a caring and responsible corporation, the Group remains committed towards improving the social welfare of the nation, by its continuous support to various charitable bodies, non-governmental organisations and other worthy causes.

Following the 26 December 2004 tsunami tragedy that affected several countries' coastal homes and towns including Malaysia, the Group donated over RM3.5 million in connection with the tsunami disaster, including RM1 million each to support the Malaysian Tsunami Disaster Fund, the Indonesian Tsunami Disaster Fund and the Force of Nature Foundation.

The Group continued to support various charitable bodies and non-governmental organisations in 2004. More than 1,300 children and adults from various homes, institutions and organisations were treated to day visits to the Resort in 2004.

The signing of the 8th Collective Agreement between RWB and its employees union management



The Group's donation towards Tsunami Disaster Fund, presented by Tan Sri Lim Kok Tay


DATE 28th December 2004
GENTING GROUP
PAY/BAYAR NST - BH MALAYSIAN TSUNAMI DISASTER FUND
RINGGIT MALAYSIA

The Group is committed to protecting and preserving the environment. The "Waste Segregation and Recycling Campaign" was launched on 15 January 2004 and officiated by the Deputy Minister of Housing and Local Government, YB Datuk Peter Chin.

The Group donated to various charitable organisations, including the Yayasan Budi Penyayang, Yayasan Tuanku Syed Sirajuddin, National Council for Senior Citizens Organization, Kiwanis Down Syndrome Foundation, Malaysian Association for the Blind, Persatuan Thalasaemia Malaysia, Malaysian Children's Aid Society, Cancerlink Foundation, Yayasan Tuanku Fauziah, Yayasan Sultanah Bahiyah and many others. Among the many NGOs who received the Group's contributions were the Riding for the Disabled Malaysia, National Heart Foundation, Malaysian AIDS Foundation, St. John Ambulance Malaysia, MERCY Malaysia and Malaysian Red Crescent Society.

The Group sponsored the Formula 1 Powerboat World Championship in 2004 and is a loyal sponsor of the world acclaimed Le Tour de Langkawi cycling event. Other sports organisations that the Group supported included Malaysian Hockey Federation, Football Association of Malaysia, SportExcel, Pahang Football Association, Pahang Volleyball Association and KL International Marathon.

The Group remains supportive of the growth of the educational and research development in Malaysia by contributing to the Huaren Education Fund, Kolej Tuanku Ja'afar, Malaysian Institute of Management, Malaysian Economic Association and Malaysian Institute of Economic Research and many others.


Annie
CHARITY GALA
BAKTI CHARITY PROJECTS
RM 500,000.00

For a good cause - Annie Musical Charity Gala



Waste Recycling Campaign 2004

RECOGNITION

The Resort continues to receive numerous recognitions, which are testimonies of its excellent achievements in the hospitality and leisure industry. Among the accolades received in 2004 are as follows:

- Resorts World Bhd - ***Outstanding Achievements in Hotel/Resort Development*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003 - 2004 (Malaysia Series).
- Genting Highlands Resort - ***Best Deluxe Family Resort/ Theme Park*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003 - 2004 (Malaysia Series).
- First World Hotel - ***Best New Hotel*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003 - 2004 (Malaysia Series).
- Awana Kijal Golf, Beach & Spa Resort - ***No. 1 Resort on The East Coast*** by the Hospitality magazine in the August - October 2004 issue.
- Resorts World Bhd - ***Merit Award in the Best Practice*** category for public listed companies by the National Award for Management Accounting Best Practice 2004.
- Genting Information Knowledge Enterprise Sdn Bhd Online Transaction Engine - ***Premier Information Technology Award*** by Malaysia Administrative Modernisation and Management Planning Unit (MAMPU) of the Prime Minister's Department and the Co-operation of the Association of the Computer and Multimedia Industry of Malaysia (PIKOM).



CORPORATE GOVERNANCE

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysia Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely, the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, four meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	4
Tun Mohammed Hanif bin Omar	3
Tan Sri Alwi Jantan	4
Mr Quah Chek Tin	4
Mr Justin Tan Wah Joo	4
Dato' Siew Nim Chee	3
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	4
Tan Sri Dr. Lin See Yan	3
Tan Sri Clifford Francis Herbert	2

(ii) Board Balance

During the financial year, the Board had nine members, five executive Directors and four non-executive Directors. All of the four non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Dato' Siew Nim Chee as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent-minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 10 to 11 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the then Research Institute of Investment Analysis. The directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on pages 63 to 64 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and to ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at **www.resortsworld.com** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flow of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 86 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 36 to the financial statements under "Significant Related Party Disclosure" on pages 82 to 83 of this Annual Report.

AUDIT COMMITTEE REPORT

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Dato' Siew Nim Chee	Chairman/Independent Non-Executive Director
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Member/Independent Non-Executive Director
Tan Sri Clifford Francis Herbert	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Mr Justin Tan Wah Joo	Member/ Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2004

The Committee held a total of *five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Dato' Siew Nim Chee	*2
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	*4
Tan Sri Clifford Francis Herbert	*5
Tan Sri Lim Kok Thay	1
Mr Justin Tan Wah Joo	3

* The total number of meetings is inclusive of the special meeting held between members of the Committee who are independent non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2004

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:
   (a) changes in or implementation of major accounting policy changes;
   (b) significant and unusual events; and
   (c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2004;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2003; and

x) reviewed the reports submitted by the risk management taskforce.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or

(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or (bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Securities Berhad ("Bursa Malaysia")'s Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance of the parent company and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested, if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

STATEMENT ON INTERNAL CONTROL

The Board's Responsibilities

In relation to internal control, pursuant to the requirements under the Malaysian Code on Corporate Governance for companies listed on the Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ["Bursa Malaysia"], the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Malaysia Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of the RWB Group of companies' ("the RWB Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process

The RWB Group has implemented the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes.

The implementation of the risk management process for the RWB Group is the responsibility of the Executive Committee comprising the Executive Directors, the Business/Operations Heads of RWB Group's operating units with oversight and assistance provided by relevant senior management staff of the holding company, Genting Berhad. To further oversee the effectiveness of the risk management program, a Risk and Business Continuity Management Committee (RBCMC) chaired by the Head Of Finance ("SVP Finance") was formed in June, 2004.

The key aspects of the risk management process are:-

- Business/Operations Heads are required to update their risk profiles on a half yearly basis and in this regard issue a Letter of Assurance to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- Reviews of the risk profiles, the control procedures and status of the action plans are carried out on a regular basis by the Group Risk Manager of the holding company and the Business/ Operations Heads.
- Management of the respective companies is provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- The SVP-Finance presents to the RWB Group Executive Committee on a quarterly basis a summary of the risk assessments to report the RWB Group's significant risks and the status of control measures implemented or to be implemented to deal with the risks
- On a quarterly basis a risk management report summarizing the significant risks and/or the status of action plans are presented to the Audit Committee for review, deliberation and recommendation for endorsement/approval by the Board of Directors.

The Internal Control Processes

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the RWB Group to implement and monitor the Board's policies on controls.
- Delegation of authority including authorization limits at various levels of Management and those requiring The Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are clearly documented in manuals and reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Group Finance Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by Group Finance Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the RWB Group.

Business continuity management is regarded an integral part of RWB Group's risk management process. In this regard, the RWB Group has commenced implementation of business continuity plans to minimize business disruptions in the event of potential failure of critical IT systems and operational processes. The business continuity plan for RWB Group's core business operations has been finalized and is currently being documented.

The Board in issuing this statement has taken into consideration the representation made by its associated company, Star Cruises Limited in respect of its state of internal control.

The Internal Audit Function

The Group Internal Audit Division ("Group Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the RWB Group Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the RWB Group Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

DIRECTORS' REPORT AND STATEMENT PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

The Directors of **RESORTS WORLD BHD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

The principal activities of the associates include cruise and cruise related operations, investment holding and provision of information technology related services.

Details of the principal activities of the subsidiaries and associates are set out in Notes 37 and 16 to the financial statements respectively.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	833.9	882.7
Taxation	(80.9)	(75.9)
Profit from ordinary activities after taxation	753.0	806.8
Minority shareholders' interests	0.4	-
Net profit for the financial year	753.4	806.8

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 9.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM74,682,084 in respect of the financial year ended 31 December 2003 was paid on 26 July 2004; and

(ii) an interim dividend of 9.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM70,751,448 in respect of the financial year ended 31 December 2004 was paid on 25 October 2004.

The Directors recommend payment of a final dividend of 11.0 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up capital of the Company as at the date of this report, the final dividend would amount to RM86,473,992.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

There were no issue of shares or debentures during the financial year.

The outstanding Option to take up 100,000 unissued ordinary shares of the Company previously granted to executive employees of the Group under the previous scheme, namely The Resorts World Employees' Share Option Scheme for Executives at the subscription price of RM16.77 per share had expired on 22 September 2004.

The new scheme, namely The Executive Share Option Scheme For Eligible Executives of Resorts World Bhd and its subsidiaries ("New ESOS") became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012.

During the financial year, Option was granted on 17 December 2004 pursuant to the New ESOS in respect of 1,676,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM9.49 per share to a total of 265 executive employees including the following Management Employees of the Group who were granted option to subscribe for 40,000 ordinary shares and above as specified in the Scheme:

	Option Expiry Date 11 August 2012 No. of Unissued Shares
Management Employees of the Group	
Mr Lee Choong Yan	80,000
Ms Yeoh Kui Pheng, Joanna	40,000
Mr Hiu Woon Yau	40,000
	160,000

(a) The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance by the grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

(d) No shares were issued during the period to which the report relates by virtue of the exercise of Option to take up unissued shares of the Company granted during the financial year.

Under the New ESOS, the following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2004:

Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
11 August 2012	10.32	13,548,000
11 August 2012	8.50	222,000
11 August 2012	9.49	1,576,000
		15,346,000

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Alwi Jantan
Mr Quah Chek Tin
Mr Justin Tan Wah Joo
Dato' Siew Nim Chee*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman*
Tan Sri Dr. Lin See Yan
Tan Sri Clifford Francis Herbert*

* *Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company; Genting Berhad, the holding company; Asiatic Development Berhad, a related company; Genting Centre of Excellence Sdn Bhd, a subsidiary of the Company; and Genting International PLC, a related corporation as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Tan Sri Alwi Jantan	5,000	-	5,000
Mr Quah Chek Tin	1,000	-	1,000

Share Option in the names of Directors	**1.1.2004**	**Offered/(Exercised)**	**31.12.2004**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Alwi Jantan	500,000	-	500,000
Mr Justin Tan Wah Joo	500,000	-	500,000

INTEREST IN GENTING BERHAD

Shareholdings in the names of Directors	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	3,433,800	-	3,433,800
Tun Mohammed Hanif bin Omar	200	-	200
Mr Quah Chek Tin	1,000	-	1,000

Shareholdings in which the Director is deemed to have an interest	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	11,523,996*	(11,523,996)	-

Share Option in the names of Directors	**1.1.2004**	**Offered/(Exercised)**	**31.12.2004**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Mr Quah Chek Tin	500,000	-	500,000
Mr Justin Tan Wah Joo	100,000	-	100,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	1.1.2004	Acquired/(Disposed)	31.12.2004
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	-	144,000
Dato' Siew Nim Chee	10,000	-	10,000

Share Options in the name of Director	1.1.2004	Offered/(Exercised)	31.12.2004
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	-	825,000

INTEREST IN GENTING CENTRE OF EXCELLENCE SDN BHD

Shareholdings in the name of Director	1.1.2004	Acquired/(Disposed)	31.12.2004
	(Number of ordinary shares of RM1.00 each)		
Tan Sri Alwi Jantan	60,000	-	60,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the name of Director	1.1.2004	Acquired/(Disposed)	31.12.2004
	(Number of ordinary shares of US$0.10 each)		
Mr Justin Tan Wah Joo	170,000	-	170,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company and/or related corporations) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd (formerly known as Sing Mah Plantation Sdn Bhd), a related company to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International PLC, a related corporation.

(iii) Gentinggi Sdn Bhd, a wholly-owned subsidiary of the Company has extended an interest-free housing loan to Mr Justin Tan Wah Joo to enable him to acquire a home.

(iv) Palomino Limited, a related corporation has extended an interest-free loan to Mr Justin Tan Wah Joo.

(v) Resorts World Limited, an indirect wholly-owned subsidiary of the Company has extended an interest-free loan to Tan Sri Alwi Jantan.

Tan Sri Lim Kok Thay and Tan Sri Clifford Francis Herbert are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Dato' Siew Nim Chee and Tan Sri Alwi Jantan will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129(6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due, except as disclosed in Note 34 to the financial statements.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 44 to 85 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2004 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

HOLDING COMPANY

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TAN SRI ALWI JANTAN
Executive Director

Kuala Lumpur
25 February 2005

FINANCIAL STATEMENTS

INCOME STATEMENTS

for the financial year ended 31 December 2004

Amounts in RM million unless otherwise stated

	Note(s)	Group 2004	Group 2003	Company 2004	Company 2003
Revenue	5 & 6	**2,838.9**	2,708.4	**2,580.6**	2,463.2
Cost of sales	7	**(1,759.5)**	(1,623.7)	**(1,542.9)**	(1,420.1)
Gross profit		**1,079.4**	1,084.7	**1,037.7**	1,043.1
Other income		**31.7**	32.5	**54.1**	51.8
Selling and distribution costs		**(57.9)**	(43.3)	**(36.8)**	(24.8)
Administration expenses		**(89.4)**	(110.5)	**(68.9)**	(89.9)
Other expenses		**(74.3)**	(43.5)	**(35.7)**	(26.3)
Profit from operations		**889.5**	919.9	**950.4**	953.9
Finance cost		**(68.5)**	(73.2)	**(67.7)**	(73.2)
Share of results in associates		**12.9**	(88.0)	**-**	-
Profit from ordinary activities before taxation	5, 8, 9 &10	**833.9**	758.7	**882.7**	880.7
Taxation					
- Company & subsidiaries		**(79.6)**	(247.1)	**(75.9)**	(242.6)
- Share of tax in associates		**(1.3)**	(2.2)	**-**	-
	11	**(80.9)**	(249.3)	**(75.9)**	(242.6)
Profit from ordinary activities after taxation		**753.0**	509.4	**806.8**	638.1
Minority shareholders' interests		**0.4**	0.4	**-**	-
Net profit for the financial year		**753.4**	509.8	**806.8**	638.1
Basic earnings per share (sen)	30	**69.0**	46.7		
Diluted earnings per share (sen)	30	**69.0**	46.7		
Gross dividends per share (sen)	12	**20.0**	18.0		

The notes set out on pages 50 to 85 form part of these financial statements.

BALANCE SHEETS
as at 31 December 2004

Amounts in RM million unless otherwise stated

	Note(s)	Group 2004	Group 2003	Company 2004	Company 2003
NON-CURRENT ASSETS					
Property, plant and equipment	13	**3,383.9**	3,277.5	**1,741.5**	1,724.4
Land held for property development	14	**186.1**	201.2	**-**	-
Subsidiaries	15	**-**	-	**4,379.7**	4,313.7
Associates	16	**2,070.3**	2,048.4	**7.5**	-
Other long term investments	17	**3.3**	3.1	**3.1**	3.1
Trade and other receivables	18	**17.3**	14.9	**-**	-
		5,660.9	5,545.1	**6,131.8**	6,041.2
CURRENT ASSETS					
Inventories	19	**47.4**	41.9	**20.6**	15.5
Trade and other receivables	18	**112.5**	79.6	**70.5**	40.0
Amount due from subsidiaries	15	**-**	-	**1,116.0**	1,072.4
Amount due from other related companies	20	**3.8**	4.6	**1.6**	2.4
Amount due from associates	16	**3.5**	0.7	**1.4**	0.4
Short term investments	21	**374.0**	327.1	**258.4**	288.2
Bank balances and deposits	22	**371.9**	391.7	**354.2**	358.7
		913.1	845.6	**1,822.7**	1,777.6
LESS : CURRENT LIABILITIES					
Trade and other payables	23	**507.5**	437.6	**401.9**	360.8
Amount due to holding company	20 & 24	**12.9**	384.0	**12.7**	383.7
Amount due to subsidiaries	15	**-**	-	**992.0**	1,049.7
Amount due to other related companies	20	**21.5**	32.7	**19.7**	30.2
Amount due to associates	16	**14.4**	-	**11.7**	-
Short term borrowings	24	**414.3**	50.3	**-**	-
Taxation		**38.5**	209.8	**38.2**	208.2
		1,009.1	1,114.4	**1,476.2**	2,032.6
NET CURRENT (LIABILITIES)/ASSETS		**(96.0)**	(268.8)	**346.5**	(255.0)
		5,564.9	5,276.3	**6,478.3**	5,786.2
FINANCED BY					
SHARE CAPITAL	25	**545.9**	545.9	**545.9**	545.9
RESERVES	26	**4,207.1**	3,599.5	**5,793.5**	5,132.2
SHAREHOLDERS' EQUITY		**4,753.0**	4,145.4	**6,339.4**	5,678.1
MINORITY INTERESTS		**8.9**	9.3	**-**	-
NON-CURRENT LIABILITIES					
Long term borrowings	24	**580.7**	935.2	**-**	-
Other long term liability	27	**33.8**	29.5	**-**	-
Deferred taxation	28	**157.2**	131.7	**109.0**	84.2
Provision for retirement gratuities	29	**31.3**	25.2	**29.9**	23.9
		803.0	1,121.6	**138.9**	108.1
		5,564.9	5,276.3	**6,478.3**	5,786.2
NET TANGIBLE ASSETS PER SHARE		**RM4.35**	RM3.80		

The notes set out on pages 50 to 85 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the financial year ended 31 December 2004

Amounts in RM million unless otherwise stated

Group	Note	Share Capital	Share Premium	Capital Redemption Reserves	Reserve on Exchange Differences	Unappropriated Profit	Total
Balance at 1 January 2003		545.9	33.3	0.1	2.9	3,187.2	3,769.4
Net profit for the financial year		-	-	-	-	509.8	509.8
Appropriation:							
Final dividend paid for the year ended 31 December 2002 (9.0 sen less 28% income tax)	12	-	-	-	-	(70.8)	(70.8)
Interim dividend paid for the year ended 31 December 2003 (8.5 sen less 28% income tax)	12	-	-	-	-	(66.8)	(66.8)
Other movements		-	-	-	3.8	-	3.8
Balance at 31 December 2003		545.9	33.3	0.1	6.7	3,559.4	4,145.4
Balance at 1 January 2004		545.9	33.3	0.1	6.7	3,559.4	4,145.4
Net profit for the financial year		-	-	-	-	753.4	753.4
Appropriation:							
Final dividend paid for the year ended 31 December 2003 (9.5 sen less 28% income tax)	12	-	-	-	-	(74.7)	(74.7)
Interim dividend paid for the year ended 31 December 2004 (9.0 sen less 28% income tax)	12	-	-	-	-	(70.8)	(70.8)
Other movements		-	-	-	(0.3)	-	(0.3)
Balance at 31 December 2004		545.9	33.3	0.1	6.4	4,167.3	4,753.0

The notes set out on pages 50 to 85 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the financial year ended 31 December 2004 (cont'd)

Amounts in RM million unless otherwise stated

			Non-Distributable	Distributable	
Company	**Note**	**Share Capital**	**Share Premium**	**Unappropriated Profit**	**Total**
Balance at 1 January 2003		545.9	33.3	4,598.4	5,177.6
Net profit for the financial year		-	-	638.1	638.1
Appropriation:					
Final dividend paid for the year ended 31 December 2003 (9.0 sen less 28% income tax)	12	-	-	(70.8)	(70.8)
Interim dividend paid for the year ended 31 December 2004 (8.5 sen less 28% income tax)	12	-	-	(66.8)	(66.8)
Balance at 31 December 2003		545.9	33.3	5,098.9	5,678.1
Balance at 1 January 2004		**545.9**	**33.3**	**5,098.9**	**5,678.1**
Net profit for the financial year		**-**	**-**	**806.8**	**806.8**
Appropriation:					
Final dividend paid for the year ended 31 December 2003 (9.5 sen less 28% income tax)	12	**-**	**-**	**(74.7)**	**(74.7)**
Interim dividend paid for the year ended 31 December 2004 (9.0 sen less 28% income tax)	12	**-**	**-**	**(70.8)**	**(70.8)**
Balance at 31 December 2004		**545.9**	**33.3**	**5,760.2**	**6,339.4**

The notes set out on pages 50 to 85 form part of these financial statements.

CASH FLOW STATEMENTS

for the financial year ended 31 December 2004

Amounts in RM million unless otherwise stated

	Group		Company	
	2004	2003	**2004**	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities before taxation	**833.9**	758.7	**882.7**	880.7
Adjustments for:				
Depreciation of property, plant and equipment	**210.9**	204.6	**114.0**	121.1
Property, plant and equipment written off	**19.5**	7.5	**15.5**	7.1
Gain on disposal of property, plant and equipment	**(0.6)**	(1.8)	**(0.4)**	(0.2)
Development expenditure written off	**15.1**	-	**-**	-
Impairment loss	**13.9**	-	**0.1**	-
Allowance for diminution in value in short term investments	**-**	2.5	**-**	-
Gain on disposal of short term investments	**(0.6)**	(5.4)	**-**	-
Investment income	**-**	(0.2)	**-**	-
Other long term investments written down	**-**	0.1	**-**	0.1
Interest income	**(18.7)**	(20.4)	**(18.5)**	(12.0)
Interest income from a subsidiary	**-**	-	**(27.0)**	(33.2)
Interest expense	**42.4**	46.2	**-**	-
Interest expense to subsidiaries	**-**	-	**41.5**	46.2
Interest expense to holding company	**26.0**	26.6	**26.0**	26.6
Share of results in associates	**(12.9)**	88.0	**-**	-
Allowance for doubtful debts	**0.2**	8.0	**0.1**	0.2
Net provision for/(write-back of) retirement gratuities	**7.1**	(24.5)	**6.8**	(24.4)
Goodwill written off	**-**	4.8	**-**	-
Unrealised (gain)/loss on foreign exchange	**(0.2)**	0.0	**0.0**	(0.8)
	302.1	336.0	**158.1**	130.7
Operating profit before working capital changes	**1,136.0**	1,094.7	**1,040.8**	1,011.4
Related companies	**(10.3)**	1.0	**(9.9)**	2.3
Increase in inventories	**(5.5)**	-	**(5.1)**	(0.1)
(Increase)/decrease in trade and other receivables	**(17.0)**	7.2	**(11.2)**	1.6
Increase in trade and other payables	**128.6**	46.8	**117.9**	43.9
Increase/(decrease) in amount due to holding company	**0.7**	(0.7)	**0.9**	(0.4)
Associates	**11.6**	(0.2)	**10.7**	(0.3)
Subsidiaries	**-**	-	**(24.2)**	3.6
	108.1	54.1	**79.1**	50.6
Cash generated from operations	**1,244.1**	1,148.8	**1,119.9**	1,062.0
Retirement gratuities paid	**(70.7)**	(0.6)	**(70.5)**	(0.5)
Taxation paid	**(245.1)**	(254.0)	**(240.6)**	(252.5)
Deferred membership income	**4.3**	4.6	**-**	-
	(311.5)	(250.0)	**(311.1)**	(253.0)
Net Cash From Operating Activities	**932.6**	898.8	**80[illegible]**	809.0

The notes set out on pages 50 to 85 form part of these financial statements.

CASH FLOW STATEMENTS

for the financial year ended 31 December 2004 (cont'd)

Amounts in RM million unless otherwise stated

	Group		Company	
	2004	2003	**2004**	2003
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(341.6)**	(246.6)	**(184.5)**	(133.5)
Proceeds from disposal of property, plant and equipment	**2.2**	4.4	**31.1**	1.4
Purchase of investments	**(87.9)**	(260.3)	**(7.5)**	-
Subscription of shares issued by existing subsidiaries	**-**	-	**(66.0)**	(192.4)
Subscription of shares in a newly incorporated company	**-**	-	**-**	(3.8)
Proceeds from disposal of investments	**0.9**	30.7	**-**	-
Dividends received	**-**	0.2	**-**	-
Interest received	**18.9**	12.8	**18.6**	11.8
Net Cash Used In Investing Activities	**(407.5)**	(458.8)	**(208.3)**	(316.5)
CASH FLOW FROM FINANCING ACTIVITIES				
Dividends paid	**(145.5)**	(137.6)	**(145.5)**	(137.6)
Interest paid	**(66.7)**	(75.8)	**(26.0)**	(26.6)
Interest paid to subsidiaries	**-**	-	**(41.0)**	(49.2)
Borrowings from financial institutions	**59.8**	176.1	**-**	-
Borrowings from subsidiaries	**-**	-	**-**	176.1
Repayment of borrowings	**(50.4)**	(473.7)	**-**	-
Repayment of borrowings to a subsidiary	**-**	-	**(50.4)**	(473.7)
Repayment of borrowings to holding company	**(371.9)**	-	**(371.9)**	-
Net Cash Used In Financing Activities	**(574.7)**	(511.0)	**(634.8)**	(511.0)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(49.6)**	(71.0)	**(34.3)**	(18.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	**679.9**	750.9	**646.9**	665.4
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	**630.3**	679.9	**612.6**	646.9
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (Note 22)	**371.9**	391.7	**354.2**	358.7
Money market instruments (Note 21)	**258.4**	288.2	**258.4**	288.2
	630.3	679.9	**612.6**	646.9

The notes set out on pages 50 to 85 form part of these financial statements.

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

The principal activities of the associates include cruise and cruise related operations, investment holding and provision of information technology related services.

Details of the principal activities of the subsidiaries and associates are set out in Notes 37 and 16 to the financial statements respectively.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The financial statements adopt the historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development and unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with all material items in relation to the financial statements.

In addition, the Group complies with new accounting standards that are effective for the financial year. Where the accounting standards require retrospective application on adoption, it is complied with, except in cases where the standard specifically does not require comparatives on first adoption due to non availability of such information or when it is not practicable to do so.

The following are the significant accounting policies adopted by the Group:

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Basis of Consolidation (Cont'd)

a) Subsidiaries (Cont'd)

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the acquisition method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when the control ceases. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See the accounting policy note on the treatment of goodwill.

All material intra-group transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

b) Associates

Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates undertakings are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Borrowing Costs

Borrowings are recognised based on proceeds received. Costs incurred on external borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit. An impairment charge is made if the carrying amount exceeds the recoverable amount.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Impairment of Assets (Cont'd)

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortisation and impairment loss where applicable.

Freehold land and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 99 years.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows:

Buildings and improvements	2% - 50%
Plant, equipment and vehicles	10% - 50%

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing the proceeds with carrying amounts and are included in profit/(loss) from operations.

Property Development Activities

a) Land Held for Property Development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amounts, it continues to retain these amounts as its surrogate cost as allowed by MASB No. 32, Property Development Activities. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycles.

b) Property Development Costs

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property Development Activities (Cont'd)

b) Property Development Costs (cont'd)

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery; property development costs on the development units sold are recognised when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

MASB No. 32 became operative for financial periods commencing 1 January 2004. Consequently, in compliance with the Standard, "Real property assets" has been renamed as "Land held for property development". The comparatives in respect of property development and trade and other receivables have been restated. See note 32 on Changes in Accounting Policies.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiaries, associates and other non-current investments. Investments in subsidiaries and associates are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Investments in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Goodwill

Goodwill represents the excess of the purchase price over the Group's share of the fair value of the identifiable net assets of the subsidiaries and associates at the date of acquisition.

Goodwill on acquisition of subsidiaries on or after 1 January 2004 is recognised as an intangible asset and disclosed separately on the consolidated balance sheet at cost less any impairment losses. Goodwill, less any impairment losses, on acquisition of associates occurring on or after 1 January 2004 is included in investments in associates. Prior to 1 January 2004, the Group's policy was to write off goodwill to the income statement in the financial year when the acquisition occurs. The change in accounting policy is applied prospectively with effect from the current financial year as the resulting adjustment that relates to previous financial years is not reasonably determinable and impractical to reinstate. The comparative figures are therefore not restated.

With this change, the carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of goodwill is impaired.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses.

The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Money market instruments are included within the short term investments in current assets in the balance sheet.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Employee Benefits

a) Short term employee benefits

Short term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post employment benefits

Post employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

Employee Benefits (Cont'd)

c) Long term employee benefits

Long term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

d) Equity compensation benefits

Equity compensation benefits include share options issued to eligible Executives and Executive Directors of the Company.

The Group does not make a charge to the income statement in respect of share options granted to employees. As and when the share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital and share premium. Details of the employee share options scheme are set out in the relevant notes to the financial statements.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument. The financial assets of the Group are primarily denominated in Ringgit Malaysia, whereas the financial liabilities of the Group are primarily denominated in US Dollar and Ringgit Malaysia. Financial assets and liabilities that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Financial Instruments (cont'd)

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purposes

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Income Taxes

a) Current taxation

Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred taxation

Deferred tax liabilities and/or assets are recognised for all temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates which are applicable at the balance sheet date.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statements.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currencies (Cont'd)

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of these entities are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiaries and associates are taken to reserves.

Fair value adjustments and goodwill arising on the acquisition of a foreign entity are treated as assets or liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Year end rates	
	2004	2003
US Dollar	**3.8000**	3.8000
Sterling Pound	**7.3308**	6.7714
Australian Dollar	**2.9623**	2.8544
Singapore Dollar	**2.3280**	2.2350
Hong Kong Dollar	**0.4888**	0.4895

Revenue Recognition

Revenues are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

Casino revenue represents net house takings. The casino license is renewable every three months.

The sales relating to property development projects are recognised as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of unappropriated profit and accrued as a liability in the financial year in which the obligation to pay is established.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format.and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenues and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when it enters into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 30 days to 60 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history is reviewed to minimise potential losses.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risks and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. **SEGMENT ANALYSIS**

a) **Primary segment - by activity**

2004 Group	Leisure & Hospitality	Properties	Others	Eliminations	Total
Revenue					
External	2,813.6	7.4	17.9	-	2,838.9
Inter segment	1.1	7.2	42.1	(50.4)	-
	2,814.7	14.6	60.0	(50.4)	2,838.9
Results					
Segment profit/(loss)	879.6	(11.8)	3.0	-	870.8
Interest income					18.7
Finance cost					(68.5)
Share of results in associates	12.9				12.9
Profit from ordinary activities before taxation					833.9
Taxation					(80.9)
Profit from ordinary activities after taxation					753.0
Minority shareholders' interest					0.4
Net profit for the financial year					753.4
OTHER INFORMATION					
Assets					
Segment assets	3,564.6	454.3	160.8	(132.4)	4,047.3
Interest bearing instruments					436.9
Associates	2,070.3				2,070.3
Unallocated corporate assets					19.5
Total assets					6,574.0
Liabilities					
Segment liabilities	637.5	63.2	46.5	(132.4)	614.8
Interest bearing instruments					1,001.6
Unallocated corporate liabilities					195.7
Total liabilities					1,812.1
OTHER DISCLOSURES					
Capital expenditure incurred	358.4	0.4	0.3	-	359.1
Depreciation charged	205.2	2.2	3.5	-	210.9
Property, plant and equipment written off	19.5	-	-	-	19.5
Impairment loss	13.9	-	-	-	13.9
Development expenditure written off	-	15.1	-	-	15.1
Other significant non-cash items:					
- charges	6.5	-	0.1	-	6.6
- credits	-	-	0.6	-	0.6

5. SEGMENT ANALYSIS (Cont'd)

a) Primary segment - by activity (Cont'd)

2003 **Group**	**Leisure & Hospitality**	**Properties**	**Others**	**Eliminations**	**Total**
Revenue					
External	2,654.3	9.3	44.8	-	2,708.4
Inter segment	0.9	11.8	34.1	(46.8)	-
	2,655.2	21.1	78.9	(46.8)	2,708.4
Results					
Segment profit/(loss)	894.5	5.7	1.1	(1.8)	899.5
Interest income					20.4
Finance cost					(73.2)
Share of results in associates	(88.0)				(88.0)
Profit from ordinary activities before taxation					758.7
Taxation					(249.3)
Profit from ordinary activities after taxation					509.4
Minority shareholders' interest					0.4
Net profit for the financial year					509.8
OTHER INFORMATION					
Assets					
Segment assets	3,426.1	468.6	63.0	(131.6)	3,826.1
Interest bearing instruments					516.2
Associate	2,048.4				2,048.4
Total assets					6,390.7
Liabilities					
Segment liabilities	566.0	68.8	26.1	(129.8)	531.1
Interest bearing instruments					1,363.4
Unallocated corporate liabilities					341.5
Total liabilities					2,236.0
OTHER DISCLOSURES					
Capital expenditure incurred	267.2	2.5	0.8	(1.8)	268.7
Depreciation charged	199.6	2.3	2.7	-	204.6
Other significant non-cash items:					
- charges	4.8	-	2.5	-	7.3
- credits	24.3	0.1	5.6	-	30.0

The Group is organised into two main business segments:

Leisure & Hospitality - this division includes the hotel, gaming, cruise & cruise related operations, entertainment businesses, tours & travel related services and other support services.

Property - this division holds the land held for development of the Group and is involved in property developments.

All other immaterial business segments including investments in equities, training services, reinsurance services and utilities services are aggregated and disclosed under "Others" as they are not of sufficient sizes to be reported separately. All intersegment sales are conducted on an arms length basis.

5. **SEGMENT ANALYSIS (Cont'd)**

b) **Secondary segment - by geographical location**

Group	Revenue 2004	Revenue 2003	Total Assets 2004	Total Assets 2003	Capital Expenditure 2004	Capital Expenditure 2003
Malaysia	**2,838.0**	2,677.5	**4,370.4**	4,273.3	**359.1**	268.7
Other Countries	**0.9**	30.9	**133.3**	69.0	**-**	-
	2,838.9	2,708.4	**4,503.7**	4,342.3	**359.1**	268.7
Associates			**2,070.3**	2,048.4		
			6,574.0	6,390.7		

Geographically, the main business segments of the Group are concentrated in Malaysia. Included in other countries are the Group's investments in foreign corporations and interest bearing instruments.

6. **REVENUE**

	Group 2004	Group 2003	Company 2004	Company 2003
Rendering of services:				
Leisure & hospitality	**2,813.6**	2,654.3	**2,580.6**	2,463.2
Rental and properties management income	**7.4**	7.2	**-**	-
Other services	**17.0**	13.9	**-**	-
Sale of properties	**-**	2.1	**-**	-
Sale of investments	**0.9**	30.7	**-**	-
Dividend income	**0.0**	0.2	**-**	-
	2,838.9	2,708.4	**2,580.6**	2,463.2

7. **COST OF SALES**

	Group 2004	Group 2003	Company 2004	Company 2003
Cost of inventories recognised as an expense	**81.3**	72.6	**54.4**	48.4
Cost of services and other operating costs	**1,677.6**	1,523.3	**1,488.5**	1,371.7
Cost of investments disposed and related costs	**0.6**	27.8	**-**	-
	1,759.5	1,623.7	**1,542.9**	1,420.1

8. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**210,886**	204,557	**113,969**	121,068
Property, plant and equipment written off	**19,501**	7,514	**15,504**	7,236
Impairment loss included in other expenses	**13,876**	-	**127**	-
Development expenditure written off	**15,080**	-	**-**	-
Other long term investments written down	**-**	60	**-**	60
Allowance for diminution in value of short term investments	**-**	2,557	**-**	-
Goodwill written off	**-**	4,764	**-**	-
Hire of equipment	**7,783**	6,004	**6,035**	5,982
Rental of land and buildings	**1,865**	1,345	**368**	292
Directors' remuneration excluding estimated money value of benefits-in-kind (Note 10)	**35,948**	27,807	**35,941**	27,807
Auditors' remuneration	**352**	289	**131**	115
Allowance for doubtful debts	**182**	8,003	**87**	169
Finance cost	**42,588**	46,552	**-**	-
Net exchange losses/(gain):				
- Realised	**2,978**	178	**3,097**	3,061
- Unrealised	**(159)**	33	**12**	(821)
Charges by holding company:				
- Licensing fees	**94,459**	85,527	**92,025**	83,423
- Shared services fees	**3,859**	3,689	**3,376**	3,221
- *Finance cost*	**25,960**	26,612	**25,960**	26,612
Charges by other related companies:				
- Management fees	**232,964**	224,134	**224,085**	216,499
- Rental of land and buildings	**2,871**	2,907	**2,601**	2,320
- Hire of equipment	**98**	3,738	**96**	3,640
- Shared services fees	**182**	13,125	**13**	12,113
- Commissions	**31,850**	29,830	**25,426**	22,734
- Marketing fees	**480**	480	**480**	480
Charges by subsidiaries:				
- Finance cost	**-**	-	**41,685**	46,552
- Management fees	**-**	-	**113**	645
- Hire of equipment	**-**	-	**2,264**	1,195
- Rental of land and buildings	**-**	-	**13,466**	14,553
Charges by associates:				
- Hire of equipment	**4,035**	-	**3,999**	-
- Shared services fees	**12,441**	-	**11,272**	-
- Commissions	**7,053**	-	**3,943**	-
Credits:				
Interest income	**18,720**	20,401	**18,491**	11,959
Rental income from land and buildings	**35,501**	33,386	**12,787**	11,183
Rental of equipment	**859**	810	**292**	362
Gross dividends from quoted foreign corporations	**1**	164	**-**	-
Gain on disposal of short term investments	**557**	5,434	**-**	-
Gain on disposal of property, plant and equipment	**602**	1,779	**410**	167
Income from associate				
- Rental of land and building	**58**	-	**58**	-
Income from subsidiaries:				
- Interest income	**-**	-	**27,033**	33,165
- Rental of land and buildings	**-**	-	**5,265**	7,719
Other information:				
Non statutory audit fees				
- payable to auditors	**74**	33	**8**	10
- payable to firms affiliated to auditors	**-**	42	**-**	-

9. STAFF COSTS

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Wages, salaries and bonuses	**270,991**	253,397	**228,624**	217,335
Defined contribution plan	**33,497**	29,785	**28,336**	25,257
Other short term employee benefits	**32,727**	29,042	**23,011**	19,775
Provision for/(write back of) retirement gratuities	**7,086**	(24,541)	**6,801**	(24,369)
	344,301	287,683	**286,772**	237,998
Number of employees at financial year end ('000)	**10.8**	10.4	**7.9**	7.8

Staff costs, as shown above, include the remuneration of Executive Directors.

10. DIRECTORS' REMUNERATION

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Non-executive Directors:				
- Fees	**237**	200	**230**	200
Executive Directors:				
- Fees	**345**	348	**345**	348
- Salaries and bonuses	**28,697**	28,792	**28,697**	28,792
- Defined contribution plan	**3,954**	1,903	**3,954**	1,903
- Other short term employee benefits	**527**	572	**527**	572
- Provision for/(write back of) retirement gratuities	**2,188**	(4,008)	**2,188**	(4,008)
Directors' Remuneration excluding estimated money value of benefits-in-kind (Note 8)	**35,948**	27,807	**35,941**	27,807
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Director	**233**	423	**233**	423
	36,181	28,230	**36,174**	28,230

Remuneration of the Directors of the Company in respect of services rendered to the Company and its subsidiaries is represented by the following bands:

	Number	
	2004	2003
Amounts in RM'000		
Non-executive Directors		
- 50 and below	**4**	4
Executive Directors		
- 650 to 700	**-**	1
- 750 to 800	**-**	1
- 800 to 850	**1**	-
- 900 to 950	**2**	2
- 1,000 to 1,050	**1**	-
- 8,000 to 8,050	**-**	1
- 16,650 to 16,700	**-**	1
- 32,200 to 32,250	**1**	-

10. DIRECTORS' REMUNERATION (Cont'd)

Executive Directors of the Company have been granted options under the Employees Share Option Scheme ("ESOS") on the same terms and conditions as those offered to other employees (Note 25) as follows:

Grant Date	Subscription price per share RM	No. of Unissued Shares At start of the year '000	Granted '000	Relinquished/ lapsed '000	At end of the year '000
Financial year ended 31.12.2004:					
2.9.2002	**10.32**	**2,250***	**-**	**-**	**2,250**
Financial year ended 31.12.2003:					
2.9.2002	10.32	3,250	-	-	3,250

* The total number of options as at 1 January 2004 has been reduced by 1,000,000 shares that were granted to a director who retired on 31 December 2003.

No share option is vested at the balance sheet date.

11. TAXATION

	Group 2004	Group 2003	Company 2004	Company 2003
Current Taxation:				
Malaysian taxation	**54.1**	225.5	**51.1**	220.6
Foreign taxation	**-**	-	**-**	-
	54.1	225.5	**51.1**	220.6
Deferred taxation (Note 28)	**25.5**	21.6	**24.8**	22.0
Share of tax in associates	**1.3**	2.2	**-**	-
	80.9	249.3	**75.9**	242.6
Current taxation:				
Current year	**246.4**	243.2	**243.0**	238.0
Over provided in prior years	**(192.3)**	(17.7)	**(191.9)**	(17.4)
	54.1	225.5	**51.1**	220.6
Deferred taxation:				
Origination and reversal of temporary differences	**5.3**	21.9	**4.6**	22.0
Under/(Over) provided in prior years	**20.2**	(0.3)	**20.2**	-
	25.5	21.6	**24.8**	22.0

11. TAXATION (Cont'd)

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	%	%	**%**	%
Malaysian tax rate:	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**4.0**	3.4	**2.5**	2.7
- different tax regime	**(0.3)**	3.5	**-**	-
- income not subject to tax	**(0.1)**	-	**(0.9)**	(1.1)
- tax incentive	**(1.3)**	(0.1)	**(1.2)**	(0.1)
- over provided in prior years	**(20.6)**	(2.4)	**(19.5)**	(2.0)
- others	**-**	0.5	**(0.3)**	-
Average effective tax rate	**9.7**	32.9	**8.6**	27.5

Subject to the agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiaries available for which the related tax effects have not been included in the net income amounted to approximately RM68.6 million as at the financial year end (2003: RM68.2 million).

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,251.5 million (2003: RM1,124.1 million) which is available to set off against future taxable profits of the respective companies of the Group.

12. DIVIDENDS

	2004		2003	
	Gross dividend per share Sen	**Amount of dividend (net of 28% tax) RM' million**	Gross dividend per share Sen	Amount of dividend (net of 28% tax) RM' million
Interim dividend paid	**9.0**	**70.8**	8.5	66.8
Proposed final dividend	**11.0**	**86.5**	9.5	74.7
	20.0	**157.3**	18.0	141.5

At the forthcoming Annual General Meeting , a final dividend in respect of the financial year ended 31 December 2004 of 11.0 sen less 28% tax (2003: 9.5 sen less 28% tax) per ordinary share of 50 sen each amounting to RM86.5 million (2003: RM74.7 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

13. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At cost:						
At 1 January 2004	222.6	106.3	2,868.8	1,559.1	122.3	4,879.1
Additions	-	-	**2.8**	**104.7**	**251.6**	**359.1**
Disposals	-	-	-	**(3.9)**	-	**(3.9)**
Written off	-	-	**(17.7)**	**(96.0)**	**(0.2)**	**(113.9)**
Reclassification/adjustment	-	-	**84.2**	**145.2**	**(237.6)**	**(8.2)**
At 31 December 2004	**222.6**	**106.3**	**2,938.1**	**1,709.1**	**136.1**	**5,112.2**
Accumulated depreciation:						
At 1 January 2004	-	5.6	444.7	1,151.3	-	1,601.6
Charge for the financial year	-	**1.0**	**61.9**	**148.0**	-	**210.9**
Disposals	-	-	-	**(3.7)**	-	**(3.7)**
Written off	-	-	**(3.4)**	**(91.0)**	-	**(94.4)**
Reclassification/adjustment	-	-	**(4.4)**	**4.4**	-	-
At 31 December 2004	-	**6.6**	**498.8**	**1,209.0**	-	**1,714.4**
Accumulated impairment losses:						
At 1 January 2004	-	-	-	-	-	-
Charge for the financial year	-	**0.1**	**13.7**	**0.1**	-	**13.9**
At 31 December 2004	-	**0.1**	**13.7**	**0.1**	-	**13.9**
Net book value at 31 December 2004	**222.6**	**99.6**	**2,425.6**	**500.0**	**136.1**	**3,383.9**
Net book value at 31 December 2003	222.6	100.7	2,424.1	407.8	122.3	3,277.5
Company						
At cost:						
At 1 January 2004	87.2	0.5	1,662.2	1,167.1	50.1	2,967.1
Additions	-	-	**0.1**	**91.9**	**90.5**	**182.5**
Disposals	-	-	**(0.1)**	**(57.8)**	-	**(57.9)**
Written off	-	-	**(13.7)**	**(95.7)**	-	**(109.4)**
Reclassification/adjustment	-	-	**(1.7)**	**77.6**	**(81.0)**	**(5.1)**
At 31 December 2004	**87.2**	**0.5**	**1,646.8**	**1,183.1**	**59.6**	**2,977.2**
Accumulated depreciation:						
At 1 January 2004	-	-	334.3	908.4	-	1,242.7
Charge for the financial year	-	-	**37.1**	**76.9**	-	**114.0**
Disposals	-	-	-	**(27.1)**	-	**(27.1)**
Written off	-	-	**(3.2)**	**(90.7)**	-	**(93.9)**
Reclassification/adjustment	-	-	**(1.9)**	**1.9**	-	-
At 31 December 2004	-	-	**366.3**	**869.4**	-	**1,235.7**
Accumulated impairment losses:						
At 1 January 2004	-	-	-	-	-	-
Charge for the financial year	-	-	-	**0.1**	-	**0.1**
Reversal due to disposal of assets	-	-	-	**(0.1)**	-	**(0.1)**
At 31 December 2004	-	-	-	-	-	-
Net book value at 31 December 2004	**87.2**	**0.5**	**1,280.5**	**313.7**	**59.6**	**1,741.5**
Net book value at 31 December 2003	87.2	0.5	1,327.9	258.7	50.1	1,724.4

14. LAND HELD FOR PROPERTY DEVELOPMENT

	Group			
	2004		2003	
Freehold land - at cost		**186.1**		189.0
Development expenditure		**-**		12.2
		186.1		201.2
At 1 January				
- freehold land at cost	**189.0**		189.0	
- development costs	**12.2**	**201.2**	12.2	201.2
Development expenditure written off				
- freehold land at cost	**(2.9)**		-	
- development costs	**(12.2)**	**(15.1)**	-	-
At 31 December		**186.1**		201.2

15. SUBSIDIARIES

	Company	
	2004	2003
Investment in subsidiaries		
Unquoted shares - at cost	**4,379.7**	4,313.7

The subsidiaries are listed in Note 37.

Included in the amount due from subsidiaries is an interest bearing amount of RM638.4 million (2003: RM638.4 million). Included in amount due to subsidiaries are interest bearing advances from three wholly owned subsidiaries amounting to RM935.2 million (2003: RM985.5 million). These amounts are unsecured and have no fixed terms of repayment.

The weighted average interest rates (%) per annum at the end of the financial year are as follows:

	Company	
	2004	2003
Amount due from a subsidiary	**4.5**	3.0
Amount due to subsidiaries	**4.5**	3.7

The balance of the amounts due from/to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

16. ASSOCIATES

	Group 2004	Group 2003	Company 2004	Company 2003
Quoted - at cost				
Shares in a foreign corporation	**3,444.0**	3,440.8	-	-
Goodwill on acquisition written off	**(1,438.7)**	(1,438.7)	-	-
Share of post acquisition reserves	**57.5**	46.3	-	-
	2,062.8	2,048.4	-	-
Unquoted - at cost				
Shares in a Malaysian company	**7.5**	-	**7.5**	-
	2,070.3	2,048.4	**7.5**	-
Represented by:				
Share of net assets, other than goodwill of the associates	**2,068.4**	2,048.4	**5.6**	-
Goodwill on acquisition	**1.9**	-	**1.9**	-
	2,070.3	2,048.4	**7.5**	-
Market value of quoted shares in a foreign corporation	**1,853.5**	2,096.1	-	-

The goodwill on acquisition written off amounting to RM 1,438.7 million at the end of the financial year ended 31 December 2003 was in respect of acquisitions made prior to 1 January 2004.

The amount due from associates represents outstanding amounts arising from inter company sales. The amount due to associates represents outstanding amounts arising from provision of information technology and related services. The amounts due from/to associates are unsecured, interest free and have no fixed terms of repayment.

Details of the associates are as follows:

	Effective Percentage of Ownership 2004	Effective Percentage of Ownership 2003	Country of Incorporation	Principal Activities
*Star Cruises Limited	**36.1**	36.0	Isle of Man and continued into Bermuda on 9 October 2000	Cruise and cruise related operations
E-Genting Holding Sdn Bhd	**20.0**	-	Malaysia	Investment holding and provision of information technology related services

* The financial statements of this company is audited by a member firm of PricewaterhouseCoopers International Limited which is a separate and independent legal entity from PricewaterhouseCoopers, Malaysia.

17. OTHER LONG TERM INVESTMENTS

	Group 2004	Group 2003	Company 2004	Company 2003
Unquoted - at cost	**4.3**	33.3	**4.1**	4.1
Amount written down	**(1.0)**	(30.2)	**(1.0)**	(1.0)
	3.3	3.1	**3.1**	3.1

It was not practicable within the constraints of cost to estimate reliably the fair values for unquoted shares as there are no comparable securities traded.

18. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
Current:				
Trade receivables	**41.2**	37.5	**10.7**	10.2
Other receivables	**11.8**	26.6	**4.6**	7.0
Less: Allowance for doubtful debts	**(0.7)**	(12.2)	**(0.3)**	(0.4)
	52.3	51.9	**15.0**	16.8
Deposits	**12.9**	13.1	**11.4**	11.5
Prepayments	**26.6**	13.7	**24.6**	11.7
Income tax recoverable	**20.5**	0.7	**19.5**	-
Loans to directors	**0.2**	0.2	**-**	-
	112.5	79.6	**70.5**	40.0
Non-current:				
Trade receivables	**17.1**	14.6	**-**	-
Loan to a director	**0.2**	0.3	**-**	-
	17.3	14.9	**-**	-
Total trade and other receivables	**129.8**	94.5	**70.5**	40.0

The maturity profile for the non-current receivables are as follows:

	Group	
	2004	2003
Non-current:		
Later than 1 year and not later than 2 years	**13.1**	12.5
Later than 2 years and not later than 5 years	**4.2**	2.4
	17.3	14.9

Loans to directors represent an interest-free housing loan and an interest-free loan to directors of the Company which are extended by a wholly owned and an indirect wholly owned subsidiary of the Company respectively.

Credit terms offered by the Group and Company in respect of current trade receivables range from payment in advance to 30 days from the date of invoice.

The fair values of trade and other receivables at the balance sheet dates closely approximate their book values.

19. INVENTORIES

	Group		Company	
	2004	2003	**2004**	2003
At cost:				
Food, beverages, tobacco and other hotel supplies	**8.5**	7.2	**7.1**	7.5
Stores, spares and retail stocks	**14.8**	10.6	**13.5**	8.0
Completed properties	**24.1**	24.1	**-**	-
	47.4	41.9	**20.6**	15.5

20. HOLDING COMPANY AND OTHER RELATED COMPANIES

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

Amount due to holding company comprises:

	Group		Company	
	2004	2003	**2004**	2003
Current:				
Interest bearing loan (Note 24)	**-**	371.9	**-**	371.9
Inter company balances	**12.9**	12.1	**12.7**	11.8
	12.9	384.0	**12.7**	383.7

The amounts due to/from holding company and other related companies are unsecured, interest free, and have no fixed terms of repayment, except for the loan from Genting Berhad. The loan from Genting Berhad was to part-finance the investment in the associate, Star Cruises Limited. The loan is unsecured and bore interest at 1% (2003: 1%) per annum above the base lending rate of a leading local bank. The loan was fully repaid on 31 December 2004.

21. SHORT TERM INVESTMENTS

	Group		Company	
	2004	2003	**2004**	2003
Quoted - at cost:				
Shares in foreign corporations	**115.6**	38.9	**-**	-
Unquoted - at cost:				
Money market instruments (Note 22)	**258.4**	288.2	**258.4**	288.2
	374.0	327.1	**258.4**	288.2
Market value of quoted shares				
- Foreign corporations	**245.8**	82.4	**-**	-

Both the Group's and Company's investment in money market instruments comprise negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and the Company as at 31 December 2004 have maturity periods ranging between overnight and two months.

Quoted short term investments of the Group are primarily denominated in Sterling Pound whereas the unquoted money market *instruments are denominated in Ringgit Malaysia.*

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004	2003	**2004**	2003
Deposits with licensed banks	**152.3**	180.9	**140.3**	151.4
Deposits with finance companies	**14.2**	34.1	**14.2**	34.1
Cash and bank balances	**205.4**	176.7	**199.7**	173.2
Bank balances and deposits	**371.9**	391.7	**354.2**	358.7
Add: Money market instruments (Note 21)	**258.4**	288.2	**258.4**	288.2
Cash and cash equivalents	**630.3**	679.9	**612.6**	646.9

22. CASH AND CASH EQUIVALENTS (Cont'd)

The currency exposure profile and weighted average interest rates (%) per annum of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency profile		Interest rates		Currency profile		Interest rates	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Ringgit Malaysia	**565.4**	568.6	**2.61**	2.65	**559.6**	565.3	**2.61**	2.65
US Dollar	**27.4**	37.0	**1.96**	0.80	**15.5**	9.1	-	-
Singapore Dollar	**22.6**	30.2	-	-	**22.6**	30.1	-	-
Hong Kong Dollar	**14.4**	42.3	-	-	**14.4**	42.3	-	-
Other foreign currencies	**0.5**	1.8	-	1.90	**0.5**	0.1	-	-
	630.3	679.9			**612.6**	646.9		

The deposits of the Group and Company have an average maturity period of 31 days (2003: 31 days). Bank balances of the Group and Company are deposits held at call.

23. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
Trade payables	**32.7**	30.5	**23.3**	21.3
Accruals	**362.2**	221.8	**309.6**	196.7
Retirement gratuities (Note 29)	-	69.7	-	69.7
Deposits	**24.1**	23.6	**12.8**	13.9
Other payables	**88.5**	92.0	**56.2**	59.2
	507.5	437.6	**401.9**	360.8

Included in other payables and accruals of the Group are progress billings payable and accruals for capital expenditures relating to construction of a hotel and upgrading of resorts infrastructure and facilities amounting to RM84.4 million (2003: RM75.2 million).

Credit terms of trade and other payables granted to the Group and Company range from 7 days to 90 days from the date of invoice.

24. BORROWINGS

	Group		Company	
	2004	2003	**2004**	2003
Current:				
Unsecured:				
Term Loans - US Dollar	**398.3**	50.3	-	-
Revolving Credits - US Dollar	**16.0**	-	-	-
	414.3	50.3	-	-
Loan from holding company (Note 20)	-	371.9	-	371.9
	414.3	422.2	-	371.9
Non-current:				
Term Loans - US Dollar (unsecured)	**580.7**	935.2	-	-
	995.0	1,357.4	-	371.9

24. BORROWINGS (Cont'd)

The weighted average interest rates (%) per annum of loan from holding company are as follows:

	Group		Company	
	2004	2003	**2004**	2003
Effective during the year	**7.0**	7.2	**7.0**	7.2
As at 31 December	**-**	7.0	**-**	7.0

The weighted average interest rates (%) per annum before and after interest rate swap ("IRS") are as follows:

	2004		2003	
	Before IRS	**After IRS**	Before IRS	After IRS
Effective during the year:				
Unsecured:				
Term Loans - US Dollar	**3.7**	**4.9**	2.4	5.1
Revolving Credits - US Dollar	**3.4**	**3.4**	-	-
As at 31 December:				
Term Loans - US Dollar (unsecured)	**4.5**	**5.1**	2.1	3.7

	Group		Company	
	2004	2003	**2004**	2003
Currency in which total borrowings are denominated in:				
- US Dollar	**995.0**	985.5	**-**	-
- Ringgit Malaysia	**-**	371.9	**-**	371.9
	995.0	1,357.4	**-**	371.9

24. BORROWINGS (Cont'd)

The maturity profile and exposure of the borrowings of the Group to interest rate risk are as follows:

	Borrowings		
	Total	Floating interest rate	Fixed interest rate
At 31 December 2004			
Before interest rate swap			
- not later than 1 year	**414.3**	**414.3**	**-**
- later than 1 year and not later than 2 years	**442.3**	**442.3**	**-**
- later than 2 years and not later than 5 years	**138.4**	**138.4**	**-**
	995.0	**995.0**	**-**
After interest rate swap			
- not later than 1 year	**414.3**	**66.3**	**348.0**
- later than 1 year and not later than 2 years	**442.2**	**94.2**	**348.0**
- later than 2 years and not later than 5 years	**138.5**	**50.4**	**88.1**
	995.0	**210.9**	**784.1**
At 31 December 2003			
Before interest rate swap			
- not later than 1 year	422.2	422.2	-
- later than 1 year and not later than 2 years	398.4	398.4	-
- later than 2 years and not later than 5 years	536.8	536.8	-
	1,357.4	1,357.4	-
After interest rate swap			
- not later than 1 year	422.2	422.2	-
- later than 1 year and not later than 2 years	398.4	94.4	304.0
- later than 2 years and not later than 5 years	536.8	232.8	304.0
	1,357.4	749.4	608.0

The fair values of the bank borrowings at the balance sheet dates approximate their carrying amounts.

As at end of the financial year, the exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing Periods			
	Total	1 to 3 months	More than 3 months and less than 1 year	More than 1 year and less than 2 years	More than 2 years and less than 5 years
At 31 December 2004					
Total borrowings	**995.0**	**844.0**	**151.0**	**-**	**-**
Movement in repricing periods due to interest rate swap	**-**	**(784.1)**	**348.0**	**348.0**	**88.1**
	995.0	**59.9**	**499.0**	**348.0**	**88.1**
At 31 December 2003					
Total borrowings	1,357.4	1,156.0	201.4	-	-
Movement in repricing periods due to interest rate swap	-	(608.0)	-	304.0	304.0
	1,357.4	548.0	201.4	304.0	304.0

25. SHARE CAPITAL

	2004	2003
Authorised 1,600.0 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid 1,091.8 million ordinary shares of 50 sen each	**545.9**	545.9

The Company had in 1994 granted share options pursuant to the Resorts World Employees' Share Option Scheme for Executives (" Previous ESOS"). The Previous ESOS expired on 22 September 2004.

The Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("New ESOS") is governed by the By-Laws and was approved by the Shareholders at an Extraordinary General Meeting held on 21 February 2002.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The Option Holders of the previous ESOS who participated in the New ESOS have relinquished their outstanding options under the previous ESOS.

The main features of the New ESOS are as follows:

i) The New ESOS shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible executives are employees of the Group (including Executive Directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the date of offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the Options, such Options shall cease without any claim against the Company provided always that subject to the written approval of RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee

the Grantee may exercise his unexercised Options within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the New ESOS shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the New ESOS, by ordinary resolution increase the total number of new shares to be offered under the New ESOS up to 5% of the issued and paid up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the New ESOS would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the New ESOS would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Options shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the Bursa Malaysia Securities Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Options Price per Share shall in no event be less than the nominal value of the Shares.

vii) No option shall be granted for less than 1,000 shares and not more than 1,500,000 shares to any eligible employee.

25. SHARE CAPITAL

viii) *The options granted can only be exercised by the Grantee in the third year from the date of offer and the number of new shares* comprised in the options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the option granted under the New ESOS will rank pari passu in all respect with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

Set out below are details of options over the ordinary shares of the Company granted under the Previous ESOS and the New ESOS:

Grant date	Exercisable period	Subscription price RM	At start of the year '000	Granted/ Extended '000	Exercised '000	Relinquished/ Lapsed '000	At end of the year '000
Financial year ended 31.12.2004							
Previous ESOS							
23.9.1994	22.9.1999 to 22.9.2004	**16.77**	**100**	**-**	**-**	**(100)**	**-**
New ESOS							
2.9.2002	2.9.2004 to 11.8.2012	**10.32**	**13,856**	**169**	**-**	**(477)**	**13,548**
29.11.2002	29.11.2004 to 11.8.2012	**8.50**	**232**	**-**	**-**	**(10)**	**222**
17.12.2004	17.12.2006 to 11.8.2012	**9.49**	**-**	**1,576**	**-**	**-**	**1,576**
			14,088	**1,745**	**-**	**(487)**	**15,346**
Financial year ended 31.12.2003							
Previous ESOS							
23.9.1994	22.9.1999 to 22.9.2004	16.77	100	-	-	-	100
New ESOS							
2.9.2002	2.9.2004 to 11.8.2012	10.32	14,157	160	-	(461)	13,856
29.11.2002	29.11.2004 to 11.8.2012	8.50	240	-	-	(8)	232
			14,397	160	-	(469)	14,088

No share option is vested at the balance sheet date.

26. RESERVES

	Group		Company	
	2004	2003	**2004**	2003
Non-Distributable Reserves:				
Share Premium	**33.3**	33.3	**33.3**	33.3
Capital Redemption Reserves	**0.1**	0.1	**-**	-
Reserve on Exchange Differences	**6.4**	6.7	**-**	-
Distributable Reserves:				
Unappropriated Profit	**4,167.3**	3,559.4	**5,760.2**	5,098.9
	4,207.1	3,599.5	**5,793.5**	5,132.2

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM4,819.2 million (2003: RM4,275.2 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2004, available to frank as tax exempt dividends arising mainly from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999 relating to tax on income earned in 1999 being waived, amounting to approximately RM1,755.6 million (2003: RM1,755.1 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

27. OTHER LONG TERM LIABILITY

Other long term liability represents the advance membership fees relating to fees received on sale of time share units by a subsidiary offering a time-share ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

28. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2004	2003	**2004**	2003
Deferred tax liabilities:				
- subject to income tax	**(152.1)**	(126.6)	**(106.8)**	(82.0)
- subject to real property gain tax	**(5.1)**	(5.1)	**(2.2)**	(2.2)
	(157.2)	(131.7)	**(109.0)**	(84.2)
At 1 January:	**(131.7)**	(110.1)	**(84.2)**	(62.2)
(Charged)/Credited to income statement (Note 11):				
- property, plant and equipment	**(23.0)**	(5.2)	**(22.3)**	(5.6)
- provisions	**-**	(20.6)	**-**	(20.6)
- others	**(2.5)**	4.2	**(2.5)**	4.2
At 31 December	**(157.2)**	(131.7)	**(109.0)**	(84.2)

28. DEFERRED TAXATION (Cont'd)

	Group 2004	Group 2003	Company 2004	Company 2003
Subject to income tax:				
(i) Deferred tax assets (before offsetting)				
- Provisions	-	-	-	-
- Others	**1.7**	4.2	**1.7**	4.2
	1.7	4.2	**1.7**	4.2
- Offsetting	**(1.7)**	(4.2)	**(1.7)**	(4.2)
Deferred tax assets (after offsetting)	-	-	-	-
(ii) Deferred tax liabilities (before offsetting)				
- Property, plant and equipment	**(112.2)**	(89.2)	**(108.5)**	(86.2)
- Land held for property development	**(39.2)**	(39.2)	-	-
- Inventory - completed properties	**(2.4)**	(2.4)	-	-
	(153.8)	(130.8)	**(108.5)**	(86.2)
- Offsetting	**1.7**	4.2	**1.7**	4.2
Deferred tax liabilities (after offsetting)	**(152.1)**	(126.6)	**(106.8)**	(82.0)
Subject to real property gains tax:				
Deferred tax liability				
- Property, plant and equipment	**(5.1)**	(5.1)	**(2.2)**	(2.2)

The tax effect on the amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group 2004	Group 2003	Company 2004	Company 2003
Unutilised tax losses	**19.2**	19.1	-	-
Property, plant and equipment	**26.8**	24.6	-	-
	46.0	43.7	-	-

29. PROVISION FOR RETIREMENT GRATUITIES

	Group 2004	Group 2003	Company 2004	Company 2003
At 1 January	**94.9**	120.0	**93.6**	118.5
Charged to income statement	**7.1**	-	**6.8**	-
Provision no longer required	-	(24.5)	-	(24.4)
Payments during the year	**(70.7)**	(0.6)	**(70.5)**	(0.5)
At 31 December	**31.3**	94.9	**29.9**	93.6
Analysed as follows:				
Current (Note 23)	-	69.7	-	69.7
Non-current	**31.3**	25.2	**29.9**	23.9
	31.3	94.9	**29.9**	93.6

See Item (c) Employee Benefits under Note 3 - Significant Accounting Policies for details of the Retirement Gratuities scheme.

The current portion of the provision for retirement gratuities amounting to RM69.7 million for the Group and Company in 2003 was with respect to the provision of retirement gratuity payable to the former Chairman of the Company who retired on 31 December 2003. The amount was subsequently paid in January 2004.

30. EARNINGS PER SHARE

	Group 2004	2003
a) Basic earnings per share		
Net profit for the financial year (RM'million)	**753.4**	509.8
Weighted average number of ordinary shares in issue	**1,091,843,334**	1,091,843,334
Basic earnings per share (sen)	**69.0**	46.7
b) Diluted earnings per share		
Net profit for the financial year (RM'million)	**753.4**	509.8
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**1,091,843,334**	1,091,843,334
Adjustment for share options granted to executives of the Company	**29,409**	29,358
Adjusted weighted average number of ordinary shares in issue	**1,091,872,743**	1,091,872,692
Diluted earnings per share (sen)	**69.0**	46.7

31. FINANCIAL INSTRUMENTS

As at the end of the financial year, the Group has the following financial instruments:

a) Borrowings

i) Currency Hedge

The Group has the following foreign currency borrowings as mentioned below which have not been hedged into Ringgit Malaysia. These foreign currency borrowings form part of the total borrowings as disclosed in Note 24:

At 31 December 2004

			Foreign currency (Mil)			Equivalent RM (Mil)
Currency	**Start date**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	**608.0**
US Dollar	27/11/2002	28/11/2005 to 27/11/2007	-	39.8	39.8	**151.1**
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	**136.8**
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	**39.3**
US Dollar	08/04/2004	08/04/2004 to 08/04/2006	-	11.6	11.6	**43.9**
US Dollar	24/11/2004	24/05/2005	-	4.2	4.2	**15.9**
Total						**995.0**

31. FINANCIAL INSTRUMENTS (Cont'd)

a) Borrowings (Cont'd)

i) Currency Hedge (Cont'd)

At 31 December 2003

Currency	Start date	Maturity dates	Foreign currency (Mil) Hedged	Unhedged	Total	Equivalent RM (Mil) Total
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	**608.0**
US Dollar	27/11/2002	29/11/2004 to 27/11/2007	-	53.0	53.0	**201.4**
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	**136.8**
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	**39.3**
Total						**985.5**

As at 31 December 2004, the US Dollar ("USD") borrowings as shown above are obtained by four wholly owned subsidiaries of the Company. These borrowings are guaranteed by the Company and are repayable in full on the respective maturity dates.

ii) Local Currency Borrowings

The local currency borrowings of RM371.9 million in 2003 representing loan from Genting Berhad has been repaid during the financial year.

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months London Interbank Offered Rates ("LIBOR") and pays interest at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum rates on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
At 31 December 2004		
Within one year	**104.8**	**398.4**
More than one year and less than 5 years	**141.3**	**536.8**
	246.1	**935.2**
At 31 December 2003		
Within one year	6.4	24.3
More than one year and less than 5 years	179.1	680.6
	185.5	704.9

31. FINANCIAL INSTRUMENTS (Cont'd)

b) Interest Rate Swaps ("IRS") (Cont'd)

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD39.8 million (RM151.1 million) [2003: USD25.5 million (RM96.9 million)] refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM4.7 million (2003: RM22.8 million).

c) Forward Foreign Currency Contracts

As at the end of the financial year, the outstanding forward foreign currency contracts of the Group are as follows:

At 31 December 2004

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	01/10/2004 to 04/11/2004	25/1/2005 to 25/7/2005	**4.9**	**18.7**

At 31 December 2003

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	05/03/2003 to 23/9/2003	26/1/2004 to 26/4/2004	3.9	14.9

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM61,200 (2003: RM145,000).

32. CHANGES IN ACCOUNTING POLICIES

During the financial year, the Group changed its accounting policy in respect of the following:

(a) Goodwill

It had been the Group's policy to write-off goodwill arising on consolidation to the income statement when the acquisition occurs.

With effect from 1 January 2004, goodwill is recognised as an intangible asset and disclosed on the consolidated balance sheet at cost less any impairment losses. The carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of goodwill is impaired.

It is the management's view that the change in accounting policy will result in a more appropriate presentation of goodwill in the Group's financial statements and that this is in line with international best practice.

The change in accounting policy will be applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior periods is not reasonably determinable. The comparative figures are therefore not restated.

(b) MASB 32 - Property Development Activities

In compliance with the Standard, "Real property assets" has been renamed as "Land held for property development".

33. CAPITAL COMMITMENTS

	Group		Company	
	2004	2003	**2004**	2003
Authorised property, plant and equipment expenditure not provided for in the financial statements:				
- contracted	**150.4**	212.5	**47.9**	80.7
- not contracted	**455.1**	309.7	**412.5**	142.2
	605.5	522.2	**460.4**	222.9

34. CONTINGENT LIABILITY (UNSECURED) AND CONTINGENT ASSETS

At 31 December 2004, the Company had contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiaries as follows:

(a) Term Loan Facility granted to a subsidiary amounting to RM608.0 million (2003: RM608.0 million).

(b) Term Loan Facility granted to a subsidiary amounting to RM151.1 million (2003: RM201.4 million).

(c) Term Loan Facility granted to a subsidiary amounting to RM176.1 million (2003: RM176.1 million).

(d) Term Loan Facility granted to a subsidiary amounting to RM43.9 million (2003:Nil).

(e) Revolving Credit Facility granted to a subsidiary amounting to RM15.9 million (2003:Nil).

The details of the loans are disclosed in Note 24 and Note 31. It is anticipated that no material liabilities will arise as a result of these guarantees.

At 31 December 2004, the Group had contingent asset as follows:

(a) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36.1% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. Pursuant to this decision, Arrasas is required to pay NOK 10 per share (representing the amount in excess of NOK 15 per share as previously agreed under respective stock purchase agreements). Consequently, RWL may receive an additional consideration amounting to approximately RM64.9 million (2003: RM58.7 million) or approximately USD 17.06 million (2003: USD15.45 million). On 8 January 2004, Arrasas appealed the decision. The appeal has been fixed for hearing sometime in April 2005.

35. SIGNIFICANT NON-CASH TRANSACTIONS

Group

Borrowings of the Group reclassified from non-current to current amounted to RM398.4 million (2003: RM422.2 million).

Company

The principal non-cash transaction during the year is the acquisition of 66,000 6% Non-Convertible, Cumulative Redeemable preference shares of RM1 each at a premium of RM999 per share in First World Hotels & Resorts Sdn Bhd, a direct wholly owned subsidiary of the Company, amounting to RM66 million.

36. SIGNIFICANT RELATED PARTY DISCLOSURES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

The immediate and ultimate holding company of the Company is Genting Berhad ("GB"), a company incorporated in Malaysia.

Tan Sri Lim Kok Thay is the Chairman, President and Chief Executive, shareholder and share option holder of both GB and the Company; the Chairman of Genting International PLC ("GIPLC"); a director of Resorts World Limited ("RWL") and also the Chairman, President and Chief Executive Officer, shareholder and share option holder of shares in Star Cruises Limited ("SCL"). He has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL and Joondalup Limited ("Joondalup"). GHL as trustee of the GHUT together with Joondalup, which is wholly-owned by GHL, hold 50% of the issued share capital of SCL.

Tun Mohammed Hanif bin Omar is the Deputy Chairman, shareholder and share option holder of both GB and the Company.

Mr Quah Chek Tin, the Executive Director, Chief Operating Officer and shareholder of the Company, is also the Executive Director, shareholder and share option holder of GB; the Alternate Director of GIPLC and a director of Genting Hotel & Resorts Management Sdn Bhd and Oakwood Sdn Bhd.

Mr Justin Tan Wah Joo, the Executive Director, Executive Vice President - Leisure & Hospitality and share option holder of the Company is also the share option holder of GB; the Managing Director and shareholder of GIPLC; a director of Resorts World Limited, E-Genting Holdings Sdn Bhd, Genting Information Knowledge Enterprise Sdn Bhd and E-Genting Sdn Bhd respectively.

Tan Sri Dr Lin See Yan is the director of both GB and the Company.

	2004	2003
(a) Rendering of services		
Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly owned subsidiary company of the Company, to Star Cruises Limited and its subsidiaries, an indirect associate of the Company.	**2.0**	2.0
(b) Purchase of goods and services		
(i) Provision of shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resource functions based on mutually agreed terms and prices by Genting Berhad ("GB") to the Company and the Group.	**3.5**	3.7
(ii) Purchase of information technology products from E-Genting Holdings Sdn Bhd ("E-Genting"), a direct wholly owned subsidiary of GB and an associate of the Company and the Group.	**2.3**	3.4
(iii) Provision of information technology support and maintenance services for Customer Relationship Management solution; information technology development, support and maintenance services for hotel property management solutions, Web, eCommerce and other software and hardware related services as well as services through Customer Interaction Centre by Genting Information Knowledge Enterprise Sdn Bhd ("GIKE"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and prices.	**15.4**	13.0

36. SIGNIFICANT RELATED PARTY DISCLOSURES (cont'd)

	2004	2003
(b) Purchase of goods and services (cont'd)		
(iv) Provision of information technology consultation, implementation, support and maintenance services for Enterprise Resource Planning solution, hardware shared services, system research and development and information technology related management and advisory services by E-Genting Sdn Bhd ("EGSB"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and price.	**9.3**	7.8
(v) Provision of management and promotion of loyalty program for the Company and the Group's WorldCard by Genting WorldCard Services Sdn Bhd ("GWSSB"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and prices. This includes the participation by the Company and the Group in the WorldCard Programme operated by GWSSB.	**6.1**	5.0
(c) Rental and related services		
(i) Rental of premises and provision of connected services by the Company to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (Nee Lee), the mother of Tan Sri Lim Kok Thay, is a director and substantial shareholder of Oriregal.	**1.3**	1.2
Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.		
The rental charges to Oriregal are transacted at commercial rates except for the rentals at the premises of Genting Hotel and the Highlands Hotel which are 50% and 14% lower than the comparable range of commercial rate charged to other tenants respectively as a larger space is occupied. The rental of premises at the Resort Hotel is 43% lower than similar premises as they are located at a low traffic area.		
(ii) Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly owned subsidiary of GB, to the Company and the Group.	**2.9**	2.9
(d) License agreement		
Licensing fees paid to GB for the use of name and accompanying logo of "Genting" and "Awana" by the Company and the Group based on agreed terms and prices.	**94.5**	85.5
(e) Sales and Marketing arrangements		
Provision of services as the exclusive international sales and marketing coordinator for Genting Highlands Resort by Genting International PLC ("GIPLC"), a 64.30% owned subsidiary of GB, to the Company and the Group based on agreed terms and prices.	**32.3**	24.5
(f) Management agreements		
(i) Provision of technical know-how and management expertise in the resort's operations of Genting Highlands Resort by Genting Hotel & Resorts Management Sdn Bhd, a wholly-owned subsidiary of GB based on agreed terms and rates.	**231.2**	222.4
(ii) Provision of technical know-how and management expertise in the resort's operations for Awana chain of hotels and resorts as well as the Time Sharing Scheme for Awana Vacation Resorts Development Berhad by Awana Hotels & Resorts Management Sdn Bhd, an indirect wholly-owned subsidiary of GB based on agreed terms and rates.	**1.8**	1.7

37. SUBSIDIARIES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Direct Subsidiaries				
Awana Vacation Resorts Development Berhad	**100**	100	Malaysia	Proprietary timeshare ownership scheme
Delquest Sdn Bhd	**100**	100	Malaysia	Investments
First World Hotels & Resorts Sdn Bhd	**100**	100	Malaysia	Hotel business
Genting Entertainment Sdn Bhd	**100**	100	Malaysia	Show agent
Gentinggi Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Golf Course Bhd	**100**	100	Malaysia	Condotel and hotel business, golf resort and property development
Genting Highlands Berhad	**100**	100	Malaysia	Land and property development
Genting Irama Sdn Bhd	**100**	-	Malaysia	Investment holding
Genting Leisure Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Skyway Sdn Bhd	**100**	100	Malaysia	Provision of cable car management services
Genting Studio Sdn Bhd	**100**	100	Malaysia	Dormant
Genting Theme Park Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting Utilities & Services Sdn Bhd	**100**	100	Malaysia	Provision of utilities services
GHR Risk Management (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore captive insurance
Ikhlas Tiasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Kijal Facilities Services Sdn Bhd	**100**	100	Malaysia	Property management
Leisure & Cafe Concept Sdn Bhd	**100**	100	Malaysia	Karaoke business
Resorts International (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts Tavern Sdn Bhd	**100**	100	Malaysia	Land and property development
Resorts World (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts World Spa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Resorts World Tours Sdn Bhd	**100**	100	Malaysia	Provision of tour and travel related services
RWB (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Seraya Mayang Sdn Bhd	**100**	100	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**100**	100	Malaysia	Property investment
Setiaseri Sdn Bhd	**100**	100	Malaysia	Property investment
Sierra Springs Sdn Bhd	**100**	100	Malaysia	Investment holding
Vestplus Sdn Bhd	**100**	100	Malaysia	Property investment
* Vestplus (Hong Kong) Limited	**100**	100	Hong Kong	Pre-operating
* Vestplus (Thailand) Limited	**91**	91	Thailand	Pre-operating
Genting Centre of Excellence Sdn Bhd	**70**	70	Malaysia	Training services
Indirect Subsidiaries				
* Best Track International Limited	**100**	100	Mauritius	Pre-operating
Genasa Sdn Bhd	**100**	100	Malaysia	Sale and letting of apartment
Genas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genawan Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genmas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gensa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gentasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gentas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting Administrative Services Sdn Bhd	**100**	100	Malaysia	Investment holding
Gentinggi Quarry Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting World Sdn Bhd	**100**	100	Malaysia	Leisure and entertainment business
* Geremi Limited	**100**	-	Isle of Man	Pre-operating
Kijal Resort Sdn Bhd	**100**	100	Malaysia	Property development and property management

37. SUBSIDIARIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Indirect Subsidiaries				
* Lafleur Limited	**100**	100	Isle of Man	Investment holding
Merriwa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Papago Sdn Bhd	**100**	100	Malaysia	Resorts and hotel business
Resorts Facilities Services Sdn Bhd	**100**	100	Malaysia	Property management
* Resorts Overseas Investments Limited	**100**	100	Isle of Man	Investment holding
* Resorts World Limited	**100**	100	Isle of Man	Investment holding
Resorts World Properties Sdn Bhd	**100**	100	Malaysia	Investment holding
* R.W. Investments Limited	**100**	100	Isle of Man	Investment holding
* R.W. Overseas Investment Limited	**100**	100	Isle of Man	Investment holding
Twinmatics Sdn Bhd	**100**	100	Malaysia	Pre-operating
Widuri Pelangi Sdn Bhd	**100**	100	Malaysia	Golf resort and hotel business
Bandar Pelabuhan Sdn Bhd	**60**	60	Malaysia	Investment holding
Hitechwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Jomara Sdn Bhd	**60**	60	Malaysia	Pre-operating
Laserwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**60**	60	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	**60**	60	Malaysia	Pre-operating
Rapallo Sdn Bhd	**60**	60	Malaysia	Pre-operating
Space Fair Sdn Bhd	**60**	60	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	**60**	60	Malaysia	Letting of land
Tullamarine Sdn Bhd	**60**	60	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**60**	60	Malaysia	Pre-operating
Vintage Action Sdn Bhd	**60**	60	Malaysia	Pre-operating
Waxwood Sdn Bhd	**60**	60	Malaysia	Dormant
Yarrawin Sdn Bhd	**60**	60	Malaysia	Pre-operating

* The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

STATEMENT ON DIRECTORS' RESPONSIBILITY

pursuant to paragraph 15.27(a) of the listing requirements of the Bursa Malaysia Securities Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Resorts World Bhd have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2004.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the system of internal controls to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 25 February 2005.

STATUTORY DECLARATION

pursuant to section 169(16) of the Companies Act, 1965

I, KOH POY YONG, the Officer primarily responsible for the financial management of **RESORTS WORLD BHD,** do solemnly and sincerely declare that the financial statements set out on pages 44 to 85 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed	)	
KOH POY YONG at KUALA LUMPUR on 25 February 2005	)	**KOH POY YONG**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS

to the members of Resorts World Bhd

We have audited the financial statements set out on pages 44 to 85. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  ii) the state of affairs of the Group and Company as at 31 December 2004 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 37 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection 3 of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/06(J))
Partner of the firm

Kuala Lumpur
25 February 2005

TEN-YEAR SUMMARY

Amounts in RM million unless otherwise stated	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Revenue	**2,838.9**	2,708.4	2,781.5	2,503.1	2,337.9	2,178.5	2,514.9	3,038.7	2,105.9	1,867.0
Profit / [loss] from ordinary activities before taxation	**833.9**	758.7	939.6	605.4	(646.6)	648.1	371.8	1,090.9	802.9	736.2
Taxation*	**(80.9)**	(249.3)	(296.7)	(253.2)	(228.8)	(1.6)	(221.7)	(223.8)	(232.5)	(189.3)
Profit / [loss] from ordinary activities after taxation*	**753.0**	509.4	642.9	352.2	(875.4)	646.5	150.1	867.1	570.4	546.9
Net profit / [loss] for the financial year*	**753.4**	509.8	643.3	352.6	(875.8)	646.5	149.7	868.0	570.4	546.9
Share capital	**545.9**	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9
Unappropriated profit*	**4,167.3**	3,559.4	3,187.2	2,673.5	2,446.7	3,464.1	2,951.2	2,958.7	2,247.3	1,826.0
Others reserves	**39.8**	40.1	36.3	37.6	37.6	37.5	37.5	33.3	33.3	33.3
Shareholders' equity*	**4,753.0**	4,145.4	3,769.4	3,257.0	3,030.2	4,047.5	3,534.6	3,537.9	2,826.5	2,405.2
Minority interest	**8.9**	9.3	9.7	10.1	10.5	183.1	11.7	1.2	1.3	1.3
Long term liabilities*	**803.0**	1,121.6	1,436.3	1,652.0	510.0	186.3	177.2	171.3	140.0	130.3
Capital employed*	**5,564.9**	5,276.3	5,215.4	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8	2,536.8
Property, plant and equipment	**3,383.9**	3,277.5	3,226.1	3,261.4	2,915.3	2,561.3	2,389.7	2,168.3	1,779.1	1,415.7
Land held for property development	**186.1**	201.2	201.2	202.5	202.1	220.8	219.1	217.5	215.9	198.2
Investment properties	**-**	-	-	-	-	-	76.4	76.4	79.7	80.8
Associates	**2,070.3**	2,048.4	1,910.4	1,591.9	1,564.9	998.8	920.1	-	-	-
Other long term investments	**3.3**	3.1	3.2	3.6	110.4	162.6	2.2	116.2	2.2	2.2
Long term receivables	**17.3**	14.9	13.8	12.1	10.1	3.7	-	-	-	-
	5,660.9	5,545.1	5,354.7	5,071.5	4,802.8	3,947.2	3,607.5	2,578.4	2,076.9	1,696.9
Net current (liabilities) / assets	**(96.0)**	(268.8)	(139.3)	(152.4)	(1,252.1)	469.7	116.0	1,132.0	890.9	839.9
Employment of capital	**5,564.9**	5,276.3	5,215.4	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8	2,536.8
Basic earnings / [loss] per share (sen) *	**69.0**	46.7	58.9	32.3	(80.2)	59.2	13.7	79.5	52.2	50.1
Net dividend per share (sen)	**14.4**	13.0	12.6	11.5	11.5	13.0	12.2	14.6	14.4	13.7
Dividend cover (times)*	**4.8**	3.6	4.7	2.8	N/A	4.6	1.1	5.4	3.6	3.6
Net tangible assets per share (RM)*	**4.35**	3.80	3.45	2.98	2.78	3.71	3.24	3.24	2.59	2.20
Return / [loss] (after tax and minority interests on average shareholders' equity - %)*	**16.9**	12.9	18.3	11.2	(24.7)	17.1	4.2	27.3	21.8	24.8
Current ratio	**0.9**	0.8	0.9	0.8	0.3	1.8	1.1	2.6	2.5	2.7
Market share price										
- highest (RM)	**11.70**	11.90	12.00	7.95	15.50	18.00	9.55	13.30	15.90	17.80
- lowest (RM)	**8.30**	7.55	6.05	5.00	5.70	8.75	2.85	4.08	11.30	11.00

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

* Figures are adjusted retrospectively on adoption of MASB 25 - Income Taxes.
In compliance with this standard, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

N/A: Not Applicable

LIST OF PROPERTIES HELD

as at 31 December 2004

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2004 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION
	MALAYSIA						
	STATE OF PAHANG DARUL MAKMUR						
1	Genting Highlands, Bentong	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	199.1	23	1982
2	Genting Highlands, Bentong	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	136.4	12	1992
3	Genting Highlands, Bentong	Freehold	Built-up : 392,469 sq.metres	22-storey First World Hotel & Car Park V	873.2	5	2000
4	Genting Highlands, Bentong	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	26.3	11	1993
5	Genting Highlands, Bentong	Freehold	Built-up : 19,686 sq.metres	10-level Theme Park Hotel	32.4	33	1989
6	Genting Highlands, Bentong	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	11.5	29	1989
7	Genting Highlands, Bentong	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	9.1	21	1989
8	Genting Highlands, Bentong	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	17.5	12	1992
9	Genting Highlands, Bentong	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	66.9	12	1992
10	Genting Highlands, Bentong	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	57.5	8	1996
11	Genting Highlands, Bentong	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.5	32	1989
12	Genting Highlands, Bentong	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	21.4	10	1989
13	Genting Highlands, Bentong	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.2	21	1989
14	Genting Highlands, Bentong	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	21	1989
15	Genting Highlands, Bentong	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.5	6	1999
16	Genting Highlands, Bentong	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.8	17	1989
17	Genting Highlands, Bentong	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989
18	Genting Highlands, Bentong	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.4	12	1992
19	Genting Highlands, Bentong	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	24	1989
				1 unit of Kayangan Apartment	0.2	24	1990
20	Genting Highlands, Bentong	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	20.8	18	1989
21	Genting Highlands, Bentong	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	25.8	18	1989
22	Genting Highlands, Bentong	Freehold	Built-up : 9,254 sq.metres	83 units of Ria Apartment (Pahang Tower)	13.7	18	1989
23	Genting Highlands, Bentong	Freehold	Land : 3,286 hectares	7 plots of land & improvements	252.0	-	1989
				1 plot of land & improvements	6.0	-	1996
				10 plots of land & improvements	52.1	-	1989
				1 plot of land & improvements	0.1	-	1991
				66 plots of land & improvements	142.5	-	1989
				3 plots of land & improvements	24.9	-	2002
				13 plots of land & improvements	9.4	-	1996
24	Genting Highlands, Bentong	Leasehold (unexpired lease period of 89 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994
25	Genting Highlands, Bentong	Leasehold (unexpired lease period of 54 years)	Land : 5 hectares	3 plots of land	0.6	-	1995
26	Genting Highlands, Bentong	Leasehold (unexpired lease period of 86 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000
27	Bukit Tinggi, Bentong	Leasehold (unexpired lease period of 90 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	5	1999
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989
	STATE OF SELANGOR DARUL EHSAN						
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	430.5	8	1997
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	74.1	8	1997
3	Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey and 4-storey Gohtong Jaya Security Buildings	6.1	7	1998
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	12.1	18	1989
5	Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1989
				10 plots of building land	41.8	-	1996
				7 plots of building land	10.4	-	1993
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1996
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994
10	Pulau Indah, Klang	Leasehold (unexpired lease period of 91 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	46.8	-	1997
	FEDERAL TERRITORY OF KUALA LUMPUR						
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	18	1988
	STATE OF TERENGGANU DARUL IMAN						
1	Kijal, Kemaman	Leasehold (unexpired lease period of 87 years)	Land : 262 hectares	4 plots of resort/property development land	45.6	-	1997
			Land : 51 hectares	18-hole Awana Kijal Golf Course	12.1	-	1997
			Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	103.0	8	1997
			Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.6	10	1997
			Built-up : 7,278 sq.metres	96 units of Angsana Apartment	11.4	9	1997
		Leasehold (unexpired lease period of 87 years)	Land : 18 hectares	17 plots of resort/property development land	1.6	-	2002
		Leasehold (unexpired lease period of 97 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1997
	STATE OF KEDAH DARUL AMAN						
1	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 83 years)	Land : 14 hectares	5 plots of building land	11.5	-	1997
			Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	61.2	7	1997

GROUP OFFICES

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my
Website : www.genting.com

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2233/2333 2233
Fax : 03 – 2161 5304
E-mail : rwbinfo@genting.com.my
Websites : www.resortsworld.com
www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6436 9000
Fax : 03 – 6101 3535
E-mail : agh@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

World Reservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Reservations Email:
customercare@genting.com.my
Membership Email:
gwcard@genting.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh, Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

Property Sales
- Awana Condominium
- Ria Apartments
Tel : 03 – 2178 2233/2333 2233
Fax : 03 – 2163 5097

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2333 6686
Fax : 03 – 2162 1551
E-mail : mice@genting.com.my

Genting International Convention Centre
Website : mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : 03 – 6251 8398/6253 1762
Fax : 03 – 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : 03 – 6101 1118
ext : 58771/7750/7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6823 9888
Fax : 02 – 6737 7260

Hong Kong SAR
Genting International PLC
Suites 1526-27, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok
Genting International (Thailand) Limited
153, Lot No. 400, 4th Flr, The Peninsula Plaza,
Radjadumri Road, Patumwan,
Bangkok 10330, Thailand
Tel : 662 – 254 0753 / 54 / 55
Fax : 662 – 254 0768

India
New Delhi
C/o Star Cruises
610-611A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 5160 8405 / 06
Fax : (9111) 5160 8404

Mumbai
Genting India Travel Services Pte Ltd
510, 5th Floor,
Churchgate Chambers,
5, New Marine Lines,
Mumbai 400020 India
Telefax : (9122) 2264 0383

ANALYSIS OF SHAREHOLDINGS

as at 29 April 2005

Class of Shares : Ordinary shares of 50 sen each

Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	2,596	11.50	7,758	0.00
100 - 1,000	9,480	42.02	7,665,924	0.70
1,001 - 10,000	8,506	37.70	31,480,474	2.88
10,001 - 100,000	1,475	6.54	42,522,052	3.90
100,001 to less than 5% of issued shares	501	2.22	460,169,126	42.15
5% and above of issued shares	5	0.02	550,000,000	50.37
Total	**22,563**	**100.00**	**1,091,845,334**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS

(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Genting Berhad	110,000,000	10.08
2. Genting Berhad	110,000,000	10.08
3. Genting Berhad	110,000,000	10.08
4. Genting Berhad	110,000,000	10.08
5. Genting Berhad	110,000,000	10.08
6. Genting Berhad	24,938,100	2.28
7. Genting Berhad	20,700,000	1.90
8. Genting Berhad	19,266,000	1.77
9. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	17,700,000	1.62
10. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	14,566,870	1.33
11. HSBC Nominees (Asing) Sdn Bhd *Natexis for Magellan*	9,000,000	0.82
12. Genting Berhad	8,000,000	0.73
13. HSBC Nominees (Asing) Sdn Bhd *Emerging Markets Growth Fund*	7,804,300	0.71
14. HSBC Nominees (Asing) Sdn Bhd *Templeton Developing Markets Trust*	7,606,700	0.70
15. HSBC Nominees (Asing) Sdn Bhd *TNTC for Silchester International Investors International Value Equity Trust*	7,459,300	0.68
16. Genting Berhad	7,565,900	0.69
17. HSBC Nominees (Asing) Sdn Bhd *Universities Superannuation Scheme Limited*	6,114,000	0.56
18. Citicorp Nominees (Asing) Sdn Bhd *GSCO for Buena Vista Master Fund, Ltd*	5,731,400	0.52
19. HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for the Great Eastern Life Assurance Co Ltd*	5,270,400	0.48
20. Citicorp Nominees (Asing) Sdn Bhd *Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System.*	4,944,366	0.45
21. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund WB2X for Bill and Melinda Gates Foundation*	4,428,300	0.41
22. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Helsingfors Investments*	4,115,000	0.38

ANALYSIS OF SHAREHOLDINGS
as at 29 April 2005 (Cont'd)

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
23. Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	3,993,900	0.37
24. Citicorp Nominees (Tempatan) Sdn Bhd *Prudential Assurance Malaysia Berhad (Prulink Eqty Fd)*	3,930,500	0.36
25. HSBC Nominees (Asing) Sdn Bhd *Emerging Market Series (TIFI)*	3,836,000	0.35
26. HSBC Nominees (Asing) Sdn Bhd *Stichting Pensioenfonds ABP.*	3,741,800	0.34
27. Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, INC.*	3,540,000	0.32
28. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	3,525,687	0.32
29. HSBC Nominees (Asing) Sdn Bhd *Natexis for Comgest Nouvelle Asie*	3,300,000	0.30
30. HSBC Nominees (Asing) Sdn Bhd *Capital International Emerging Markets Investment Fund*	3,045,900	0.28
Total	**754,124,423**	**69.07**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 29 April 2005

	No. of Shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Genting Berhad ("Genting")	630,470,000	57.74	-	-
Kien Huat Realty Sdn Bhd ("KHR")	-	-	630,709,786*	57.77
Parkview Management Sdn Bhd	-	-	630,709,786+	57.77

Notes:

* Deemed interested through its subsidiary and Genting.

\+ Deemed interested through a subsidiary of KHR and Genting.

ANALYSIS OF SHAREHOLDINGS
as at 29 April 2005 (Cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
as at 29 April 2005

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Alwi Jantan	5,000	0.0005	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-

INTEREST IN RELATED CORPORATIONS

Genting Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	3,433,800	0.48740	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Mr Quah Chek Tin	1,000	0.00014	-	-

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	144,000	0.0194	-	-
Dato' Siew Nim Chee	10,000	0.0013	-	-

Genting Centre of Excellence Sdn Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Alwi Jantan	60,000	30.0	-	-

Genting International PLC

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	20,000	0.0005	-	-
Mr Justin Tan Wah Joo	454,000	0.0120	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 8 June 1992. Under the ADR Programme, a maximum of 27 million ordinary shares of RM0.50 each representing approximately 2.5% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. Citibank, N.A., New York as the Depository Bank has appointed Citibank Berhad, Kuala Lumpur as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2005 there were 128,000 ADRs outstanding representing 640,000 ordinary shares of RM0.50 each of the Company which have been deposited with the sole custodian for the ADR Programme.

This page has been left blank intentionally.

RESORTS WORLD BHD
(58019-U)

Form of Proxy

(Before completing the form, please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No. ______________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No. ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No. ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 28 June 2005 at 3.00 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No. ______________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No. ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No. ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 28 June 2005 at 3.00 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ *Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors:					
(i) Tan Sri Lim Kok Thay	Resolution 4				
(ii) Tan Sri Clifford Francis Herbert	Resolution 5				
To re-appoint Tan Sri Alwi Jantan as a Director in accordance with Section 129 of the Companies Act, 1965	Resolution 6				
To re-appoint Auditors	Resolution 7				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 8				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 9				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ________________ day of ________________ 2005

No. of Shares held	

____

Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 8, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 9, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back is set out in the Share Buy-Back Statement of the Company dated 31 May 2005 which is despatched together with the Company's 2004 Annual Report.

GENTING
City of Entertainment

www.genting.com.my

Awana
HOTELS & RESORTS
www.awana.com.my

GENTING THEME PARK
Fun at the Peak!
www.genting.com.my

MAXIMS
CLUB
www.maxims.com.my

WorldCard
MALAYSIA • SINGAPORE • HONG KONG
www.worldcard.com.my

Members of the Genting Group

www.genting.com

www.resortsworld.com





